Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Among

ELI LILLY AND COMPANY,

ALASKA ACQUISITION CORPORATION

and

IMCLONE SYSTEMS INCORPORATED

Dated as of October 6, 2008

i

3.24	Brokers	36
3.25	Related Party Transactions	36
3.26	Certain Payments	36
3.27	Absence of Indemnifiable Claims, etc.	36
3.28	Regulatory Matters.	36
3.29	No Other Representations or Warranties	39

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER		39

4.1	Organization and Qualification	39
4.2	Authority	40
4.3	No Conflict	40
4.4	Required Filings and Consents	40
4.5	Litigation.	41
4.6	Ownership of Company Capital Stock	41
4.7	Sufficient Funds	41
4.8	Ownership of the Purchaser; No Prior Activities	41

ARTICLE 5 COVENANTS		42

5.1	Conduct of Business by the Company Pending the Closing	42
5.2	Cooperation	47
5.3	Access to Information; Confidentiality	48
5.4	No Solicitation of Transactions	48
5.5	Appropriate Action; Consents; Filings	51
5.6	Certain Notices	53
5.7	Public Announcements	53
5.8	Employee Benefit Matters	54
5.9	Indemnification of Directors and Officers	55
5.10	Company Rights Agreement; State Takeover Laws	56
5.11	Parent Agreement Concerning Purchaser	57
5.12	Section 16 Matters	57
5.13	Rule 14d−10(d) Matters	57
5.14	Discharge of Convertible Notes	57
5.15	Company Cooperation on Certain Matters	57

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		58

6.1	Conditions to Obligations of Each Party Under This Agreement	58

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		58

7.1	Termination	58
7.2	Effect of Termination	60
7.3	Amendment	62
7.4	Waiver	62

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ARTICLE 8 GENERAL PROVISIONS		62

8.1	Non-Survival of Representations and Warranties	63
8.2	Fees and Expenses	63
8.3	Notices	63
8.4	Certain Definitions	64
8.5	Terms Defined Elsewhere	70
8.6	Headings	74
8.7	Severability	74
8.8	Entire Agreement	75
8.9	Assignment	75
8.10	Parties in Interest	75
8.11	Mutual Drafting; Interpretation	75
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	75
8.13	Counterparts	76
8.14	Specific Performance	76

ANNEX I  Conditions to the Offer

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 6, 2008 (this “Agreement”), by and among Eli Lilly and Company, an Indiana corporation (“Parent”), Alaska Acquisition Corporation, a Delaware corporation and a wholly-owned Subsidiary of Parent (the “Purchaser”), and ImClone Systems Incorporated, a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, the respective Boards of Directors of Parent, the Purchaser and the Company have approved this Agreement and the acquisition of the Company by Parent upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to this Agreement, the Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) and the associated preferred stock purchase rights (the “Company Rights”) issued in connection with and subject to the Rights Agreement, dated as of February 15, 2002 and amended as of May 4, 2006, between the Company and EquiServe Trust Company, N.A., as Rights Agent (the “Company Rights Agreement”) (which Company Rights, together with the shares of the Company Common Stock, are hereinafter referred to as the “Shares”), at a price per Share of $70.00 (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), payable net to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, following the acceptance for payment of Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding Share (other than Shares to be cancelled or converted in accordance with Section 2.1(b) and other than Dissenting Shares) will be converted into the right to receive the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt this Agreement and approve the Merger (the “Company Board Recommendation”);

WHEREAS, the Boards of Directors of Parent and the Purchaser have, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of Parent and the Purchaser and their respective stockholders, and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including without limitation the Offer and the Merger;

WHEREAS, Parent, the Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger;

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1
THE OFFER AND THE MERGER

1.1 The Offer.

(a) As promptly as practicable (and in any event no later than October 14, 2008) after the date hereof, the Purchaser shall (and Parent shall cause the Purchaser to) commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Offer to purchase all the outstanding Shares at the Offer Price, subject to: (i) there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares (if any) then owned of record by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of the Company then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors or upon the adoption of this Agreement and approval of the Merger (collectively, the “Minimum Condition”); and (ii) the satisfaction or, to the extent waivable by Parent or the Purchaser, waiver by Parent or the Purchaser, of the other conditions and requirements set forth in Annex I.

(b) Subject to the satisfaction of the Minimum Condition and the satisfaction or, to the extent waivable by Parent or the Purchaser, waiver by Parent or the Purchaser, of the other conditions and requirements set forth in Annex I, the Purchaser shall (and Parent shall cause the Purchaser to) accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after the Purchaser is legally permitted to do so under applicable Law. The Offer Price payable in respect of each Share validly tendered and not properly withdrawn pursuant to the Offer shall be paid net to the holder of such Share in cash, without interest, subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e). In circumstances in which the stockholders of the Company do not have the right to seek remedies at law or equity, the obligations of Parent and the Purchaser under this Agreement are material to the Company’s execution of this Agreement and any failure by Parent or the Purchaser to comply with the terms of this Agreement shall enable the Company to seek all remedies available at law or equity to it and on behalf of the stockholders.

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer in accordance with this Agreement, including without limitation the Minimum Condition and the other conditions and requirements set forth in Annex I. Parent and the Purchaser expressly reserve the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved by the Company in writing, the Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend any of the other conditions and requirements to the Offer set forth in Annex I in a manner materially adverse to the holders of Shares, or (vi) extend the Offer in a manner other than in accordance with this Agreement.

(d) Unless extended in accordance with the terms of this Agreement, the Offer shall expire at 12:00 midnight (New York City time) on the date that is the later of (i) 20 Business Days following the commencement of the Offer or (ii) 45 calendar days following the first public announcement of this Agreement by Parent (in either case, the “Initial Expiration Date”) or, if the Offer has been extended in accordance with this Agreement, at the time and date to which the Offer has been so extended (the Initial Expiration Date, or such later time and date to which the Offer has been extended in accordance with this Agreement, the “Expiration Date”).

(e) If on or prior to any then scheduled Expiration Date, all of the conditions to the Offer (including without limitation the Minimum Condition and the other conditions and requirements set forth in Annex I) have not been satisfied or, to the extent waivable by the Parent or the Purchaser pursuant to this Agreement, waived by Parent or the Purchaser, the Purchaser shall (and Parent shall cause the Purchaser to) extend the Offer for successive periods of up to 20 Business Days each, the length of each such period to be determined by the Purchaser in its sole discretion, in order to permit the satisfaction of such conditions; provided, however, that the Purchaser shall not be required to extend the Offer beyond the Outside Date; provided, further, that the Purchaser shall not be required to extend the Offer after the Company delivers or is required to deliver to Parent a notice with respect to an Acquisition Proposal that has been received by the Company, the Company Subsidiaries, or any Company Representative, in accordance with Section 5.4(c), except to the extent that prior to the expiration of the Offer the Acquisition Proposal giving rise to such notice has been withdrawn or the Company Board has rejected the Acquisition Proposal giving rise to such notice and, in each case, the Company Board has reconfirmed the Company Board Recommendation and the withdrawal or rejection of such Acquisition Proposal, and the reconfirmation of the Company Board Recommendation, has been publicly announced by the Company. The “Outside Date” shall be December 31, 2008 (the “Initial Outside Date”); provided, however that if all of the conditions to the Offer (other than either or both of the HSR Condition or the Governmental Approval Condition, and regardless of whether the Minimum Condition is then satisfied) have been satisfied or, to the extent waivable by Parent or the Purchaser, waived by Parent and the Purchaser, as of the Initial Outside Date, the Outside Date shall be March 31, 2009 (the “Extended Outside Date”). In addition, the Purchaser shall extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff.

(f) If necessary to obtain sufficient Shares to reach the Short Form Threshold (without regard to Shares issuable upon the exercise of the Top-Up Option or Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), the Purchaser may, in its sole discretion, provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act. Subject to the terms and conditions of this Agreement and the Offer, the Purchaser shall (and Parent shall cause the Purchaser to) immediately accept for payment, and pay for, all Shares that are validly tendered pursuant to the Offer during such “subsequent offering period”. The Offer Documents shall provide for the possibility of a “subsequent offering period” in a manner consistent with the terms of this Section 1.1(f).

(g) The Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article 7. If this Agreement is terminated pursuant to Article 7, the Purchaser shall (and Parent shall cause the Purchaser to) promptly (and in any event within 24 hours of such termination) terminate the Offer and shall not acquire the Shares pursuant thereto. If the Offer is terminated by the Purchaser, or this Agreement is terminated prior to the purchase of Shares in the Offer, the Purchaser shall promptly return, and shall cause any depositary acting on behalf of the Purchaser to return, in accordance with applicable Law, all tendered Shares that have not then been purchased in the Offer to the registered holders thereof.

(h) As soon as practicable on the date of the commencement of the Offer, Parent and the Purchaser shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase, a form of letter of transmittal and a form of summary advertisement (collectively, together with any amendments and supplements thereto, the “Offer Documents”). Parent and the Purchaser agree to cause the Offer Documents to be disseminated to holders of Shares, as and to the extent required by the Exchange Act. Parent and the Purchaser, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents, if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law, and Parent and the Purchaser agree to cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. The Company and its counsel shall be given a reasonable opportunity to review the Schedule TO and the Offer Documents before they are filed with the SEC, and Parent and the Purchaser shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel. In addition, Parent and the Purchaser shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that Parent, the Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review any such written responses and Parent and the Purchaser shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel.

1.2 Company Actions.

(a) If the Offer commences on or after Tuesday, October 14, 2008, contemporaneously with the filing of the Schedule TO, the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 5.4(d), contain the Company Board Recommendation. The Company shall also include in the Schedule 14D-9, and hereby represents that it has obtained all necessary consents of the Company Financial Advisor to permit the Company to include in the Schedule 14D-9, in its entirety, the Fairness Opinion, together with a summary thereof in such form as the Company Financial Advisor shall provide or approve in writing in accordance with Item 1015(b) of Regulation M-A under the Exchange Act (regardless of whether Item 1015(b) is applicable). The Company hereby consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation and a statement (in such form as the Company Financial Advisor shall provide or pre-approve in writing) to the effect that the Company Financial Advisor has given the Fairness Opinion which is included in the Schedule 14D-9. The Company further agrees to cause the Schedule 14D-9 to be disseminated to holders of Shares, as and to the extent required by the Exchange Act. The Company, on the one hand, and Parent and the Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. Parent, the Purchaser and their counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent, the Purchaser and their counsel. In addition, the Company shall provide Parent, the Purchaser and their counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and any written or oral responses thereto. Parent, the Purchaser and their counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent, the Purchaser and their counsel.

(b) Promptly after the date hereof and otherwise from time to time as requested by the Purchaser or its agents, the Company shall furnish or cause to be furnished to the Purchaser mailing labels, security position listings, non-objecting beneficial owner lists and any other listings or computer files containing the names and addresses of the record or beneficial owners of the Shares as of the most recent practicable date, and shall promptly furnish the Purchaser with such information (including, but not limited to, updated lists of holders of the Shares and their addresses, mailing labels, security position listings and non-objecting beneficial owner lists) and such other assistance as the Purchaser or its agents may reasonably request in communicating with the record and beneficial holders of Shares, in connection with the preparation and dissemination of the Schedule TO and the Offer Documents and the solicitation of tenders of Shares in the Offer. In addition, in connection with the Offer, the Company shall, and shall use its commercially reasonable efforts to cause any third parties to, cooperate with Parent and the Purchaser to disseminate the Offer Documents to holders of Shares held in or subject to any Company Stock Option Plan or other Company Benefit Plan, and to permit such holders of Shares to tender Shares in the Offer. The Company shall timely waive any provision of the Company Stockholder Agreement that would prevent any holder of Shares bound thereby from tendering Shares in the Offer, and shall take any other action under the Company Stockholder Agreement, in each case, to the extent reasonably necessary to permit any such holder to tender its Shares in the Offer without violating or causing any breach or default under the Company Stockholder Agreement.

1.3 Directors.

(a) Subject to the terms of the Stockholder Agreement, dated September 19, 2001 (the “Company Stockholder Agreement”), among Bristol-Myers Squibb Company and the Company, after the Purchaser accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser or any of their respective affiliates bears to the total number of Shares then outstanding (including without limitation, in each case, any outstanding securities of the Company owned by Parent, the Purchaser or any of their respective affiliates that are convertible or exchangeable into or exercisable for Shares on an as-converted basis). After the Acceptance Time, the Company shall, upon Parent’s request, take all actions as are necessary or desirable to enable Parent’s designees to be so elected or designated to the Company Board, including but not limited to promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including without limitation by amending the Company Bylaws if necessary to increase the size of the Company Board) and/or promptly securing the resignations of such number of its incumbent directors, and shall cause Parent’s designees to be so elected or designated at such time. Subject to the terms of the Company Stockholder Agreement, after the Acceptance Time, the Company shall also, upon Parent’s request, cause the directors elected or designated by Parent to the Company Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) the board of directors of each Company Subsidiary and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable Law and the Marketplace Rules of the Nasdaq Global Market (“Nasdaq”). After the Acceptance Time, the Company shall also, upon Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined by Nasdaq Marketplace Rule 4350(c) and make all necessary filings and disclosures associated with such status. The provisions of this Section 1.3(a) are in addition to and shall not limit any rights that Parent, the Purchaser or any of their respective affiliates may have as a record holder or beneficial owner of Shares as a matter of applicable Law with respect to the election of directors or otherwise.

(b) The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3, including without limitation mailing to stockholders (together with the Schedule 14D-9) any information required by Section 14(f) and Rule 14f-1 to enable Parent’s designees to be elected or designated to the Company Board at the time or times contemplated by this Section 1.3. Parent shall supply or cause to be supplied to the Company any information with respect to Parent, the Purchaser, their respective officers, directors and affiliates and proposed designees to the Company Board required by Section 14(f) and Rule 14f-1.

(c) Notwithstanding the provisions of Section 1.3(a), and prior to the Effective Time, the Company shall cause the Company Board to maintain at least two directors who are members of the Company Board on the date hereof, each of whom shall be an “independent director” as defined by Rule 4200(a)(15) of the Nasdaq Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and Nasdaq rules and, at least one of whom shall be an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and the instructions thereto (the “Continuing Directors”); provided, however, that any director designated or nominated to the Company Board pursuant to the Company Stockholder Agreement shall not be eligible to serve as a Continuing Director; and provided, further that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall take all necessary action (including without limitation creating a committee of the Company Board) so that the remaining Continuing Director shall be entitled to elect or designate another Person that satisfies the foregoing independence requirements to fill such vacancy, and such Person shall be deemed to be a Continuing Director for purposes of this Agreement. After Parent’s designees are elected or designated to, and constitute a majority of, the Company Board pursuant to Section 1.3(a), and prior to the Effective Time, subject to the terms hereof any (i) amendment or modification of this Agreement, (ii) termination of this Agreement by the Company, (iii) extension of time for performance of any of the obligations of the Parent or the Purchaser hereunder, (iv) waiver of any condition to the Company’s obligation hereunder, (v) exercise or waiver of the Company’s rights or remedies hereunder, (iv) amendment to the Company’s certificate of incorporation or bylaws, (vii) authorization of any agreement between the Company and any of its Subsidiaries, on the one hand, and the Parent, the Purchaser or any of their Affiliates on the other hand, or (viii) taking of any other action by the Company in connection with this Agreement, or the transactions contemplated hereby required to be taken by the Company Board may be effected only if there are in office one or more Continuing Directors and such action is approved by a majority of the Continuing Directors then in office; provided, however, that the Company shall designate, prior to the Acceptance Time, two alternate Continuing Directors that the Board shall appoint in the event of the death, disability or resignation of the Continuing Directors, each of whom shall, following such appointment to the Company Board, be deemed to be a Continuing Director for purposes of this Agreement. The Continuing Directors shall have, and the Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement.

1.4 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, the Company Certificate shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth on Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until further amended as provided therein or in accordance with the DGCL. The bylaws of the Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except that all references therein to the Purchaser shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(c) The directors of the Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d) If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or the Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or the Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.5 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, on a date to be specified by the parties (the “Closing Date”), such date to be no later than the third Business Day after satisfaction or waiver of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, unless another time, date or place is agreed to in writing by the parties hereto. On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, the Purchaser and the Company shall cause an appropriate certificate of merger or other appropriate documents (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time”.

1.6 Meeting of Stockholders to Approve the Merger.

(a)  Prior to the Acceptance Time, the Company shall prepare a proxy statement or information statement for the Special Meeting (together with any amendments and supplements thereto and any other required proxy materials, the “Proxy Statement”) relating to the Merger and this Agreement, with the intention that the Proxy Statement be in a form ready, if necessary, to file with the SEC and after clearance from the SEC print and mail to the stockholders of the Company as promptly as practicable following the Acceptance Time. Parent, the Purchaser and their counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent, the Purchaser and their counsel. The Company shall include the Company Board Recommendation and the Fairness Opinion, together with a summary thereof in such form as the Company Financial Advisor shall provide or approve in writing in accordance with Item 1015(b) of Regulation M-A under the Exchange Act (regardless of whether Item 1015(b) is applicable), in the Proxy Statement. The Company, on the one hand, and Parent and the Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Proxy Statement, as so corrected, to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement, mailed to holders of Shares, in each case as and to the extent required by the Exchange Act. The Company shall provide Parent, the Purchaser and their counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the Company’s receipt of such comments, and any written or oral responses thereto. Parent, the Purchaser and their counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent, the Purchaser and their counsel.

(b) If approval of the stockholders of the Company is required under applicable Law to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with and subject to the requirements of applicable Law: (i) as promptly as practicable after the Acceptance Time, in consultation with Parent, duly set a record date for, and within three Business Days after receipt of SEC clearance of the Proxy Statement, call and give notice of a special meeting of its stockholders (the “Special Meeting”) for the purpose of considering and taking action upon this Agreement (with the record date to be set in consultation with Parent for a date after the Acceptance Time); (ii) as promptly as practicable after the Acceptance Time, file the Proxy Statement with the SEC, cause the Proxy Statement to be printed and mailed to the stockholders of the Company within three Business Days after receipt of SEC clearance of the Proxy Statement and convene and hold the Special Meeting; and (iii) use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Merger, and secure any approval of the stockholders of the Company that is required by applicable Law to effect the Merger.

(c) At the Special Meeting or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the Shares then owned of record by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power in favor of the adoption of this Agreement and approval of the Merger and Parent shall deliver or provide (or cause to be delivered or provided), in its capacity as a stockholder of the Company, any other approvals that are required by applicable Law to effect the Merger.

1.7 Merger Without Meeting of Stockholders. Notwithstanding the terms of Section 1.6, if after the Acceptance Time and, if applicable, the expiration of any “subsequent offering period” provided by the Purchaser in accordance with this Agreement and the exercise of the Top-Up Option, Parent and the Purchaser shall then hold of record, in the aggregate, at least 90% of the outstanding shares of each class of capital stock of the Company entitled to vote on the adoption of this Agreement under applicable Law (the “Short Form Threshold”), the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.

1.8 Top-Up Option.

(a) The Company hereby grants to the Purchaser an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase at a price per share equal to the Offer Price an aggregate number of Shares (the “Top-Up Option Shares”) equal to up to the number of then available authorized and unissued Shares; provided, however, that the Top-Up Option shall not be exercisable unless immediately after such exercise and the issuance of Shares pursuant to the Top-Up Option, the Short Form Threshold would be reached (assuming the issuance of the Top-Up Option Shares). Upon Parent’s request, the Company shall cause its transfer agent to certify in writing to Parent the number of Shares issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Option Shares. Purchaser may pay the Company the aggregate price required to be paid for the Top-Up Option Shares by delivery of an unsecured, non-negotiable and non-transferable promissory note, bearing simple interest at 3% per annum, with principal and interest due one year after the purchase of the Top-Up Option Shares, prepayable in whole or in part without premium or penalty (a “Promissory Note”).

(b) Provided that no applicable law shall prohibit the exercise of the Top-Up Option or the issuance of the Top-Up Shares pursuant thereto or otherwise make such exercise or issuance illegal, the Purchaser may exercise the Top-Up Option on one or more occasions, in whole or in part, only after the Acceptance Time and prior to the Effective Time.

(c) Each time that the Purchaser wishes to exercise the Top-Up Option, the Purchaser shall send to the Company a written notice (a “Top-Up Exercise Notice”) specifying the denominations of the certificate or certificates evidencing the Top-Up Option Shares that the Purchaser wishes to receive, and the place, time and date for the closing of the purchase and sale pursuant to the Top-Up Option (the “Top-Up Closing”). The Company shall, promptly after receipt of the Top-Up Exercise Notice, deliver a written notice to the Purchaser confirming the number of Top-Up Option Shares and the aggregate purchase price therefor (the “Top-Up Notice Receipt”). At the Top-Up Closing, the Purchaser shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares, including without limitation at the Purchaser’s option by delivery of a Promissory Note in an aggregate principal amount equal to that specified in the Top-Up Notice Receipt, and the Company shall cause to be issued and delivered to the Purchaser a certificate or certificates representing the Top-Up Option Shares or, at the Purchaser’s request or otherwise if the Company does not then have certificated Shares, the applicable number of Book-Entry Shares. Such certificates or Book-Entry Shares may include any legends that are required by applicable Law.

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Purchaser, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled or converted in accordance with Section 2.1(b) and other than Dissenting Shares, shall be converted into the right to receive the Offer Price (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e), upon surrender of the certificate formerly representing such Shares in accordance with Section 2.2.

(b) Cancellation or Conversion of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company and all Shares owned of record by Parent, the Purchaser or any of their respective wholly-owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto. At the Effective Time, all Shares (if any) held by each Company Subsidiary shall remain outstanding and shall become that number of shares of common stock of the Surviving Corporation that bears the same ratio to the aggregate number of outstanding shares of common stock of the Surviving Corporation as the number of Shares held by such Subsidiary bore to the aggregate number of outstanding Shares of the Company immediately prior to the Effective Time.

(c) Purchaser Common Stock. Each share of common stock, par value $0.01 per share, of the Purchaser (the “Purchaser Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

2.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall designate a reputable national bank reasonably acceptable to the Company to act as the paying agent for purposes of effecting the payment of the Merger Consideration in connection with the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent or the Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to this Agreement. Such funds shall be invested by the Paying Agent as directed by Parent in treasury bills, treasury notes, treasury bonds, and treasury inflation protected securities, in each case, issued by the United States Department of the Treasury or other short-term (90 days) instruments that are guaranteed by the full faith and credit of the United States of America, pending payment thereof by the Paying Agent to the holders of the Shares. Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”), in each case, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent or the Paying Agent may reasonably specify, and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates and Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, the holder of such Certificates or Book-Entry Shares shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates and for each Book-Entry Share. Any Certificates and Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the close of business on the date of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. At any time following the one year anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures in Section 2.2(b), without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e). If, prior to six years after the Effective Time (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Shares has not complied with the procedures in Section 2.2(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Withholding Rights. Parent, the Purchaser, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the relevant Offer Price, Merger Consideration or Option Payment otherwise payable pursuant to this Agreement to any holder of Shares or Options, as applicable, such amounts that Parent, the Purchaser, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable Law. To the extent that amounts are so withheld by Parent, the Purchaser, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Options, as applicable, in respect of which such deduction and withholding was made by Parent, the Purchaser, the Surviving Corporation or the Paying Agent.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a) hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Purchaser, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and to control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.

2.4 Treatment of Options; Restricted Stock Units; Stock Plans.

(a) As of the Acceptance Time, each then outstanding and unexercised option to purchase Shares (the “Company Options”), under any stock option plan of the Company, including without limitation the Company’s 1996 Incentive Stock Option Plan, 1996 Non-Qualified Stock Option Plan, 1998 Non-Qualified Stock Option Plan, 2002 Stock Option Plan, 2005 Inducement Stock Option Plan and 2006 Stock Incentive Plan, or any other similar plan, agreement or arrangement (collectively, the “Company Stock Option Plans”) shall vest in full and become fully exercisable. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions that are commercially reasonable to provide that, immediately prior to the Effective Time, the Company Options shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding of Taxes required by applicable Law in accordance with Section 2.2(e)) of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (such amounts payable hereunder being referred to as the “Option Payments”).  The Surviving Corporation shall pay the Option Payments to the former holders of Company Options as promptly as administratively practicable (and in any event no later than the second regular payroll date) after the Effective Time. From and after the Effective Time, any such Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment, and the Company will take all action necessary, including without limitation obtaining any required consents, to ensure that former holders of Company Options will have no rights from and after the Effective Time other than the right to receive the Option Payment from the Surviving Corporation in accordance with this Section 2.4(a). If the exercise price per Share with respect to any Company Option is equal to or greater than the Merger Consideration, such Company Option will be canceled pursuant to this Section 2.4(a) without consideration.

(b) Treatment of Restricted Stock Units. As of the Acceptance Time, each unvested restricted stock unit awarded under the 2006 Stock Incentive Plan or any other similar plan, agreement or arrangement (“Restricted Stock Units”) shall vest in full and the Restricted Stock Unit shall be settled for Company Common Stock with the right to receive the Merger Consideration immediately prior to the Effective Time, without interest, as provided in Section 2.1(a), subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e).

(c) Termination of Company Stock Option Plans. After the Effective Time, all Company Stock Option Plans shall be terminated and no further Company Options, Restricted Stock Units or other rights with respect to Shares shall be granted thereunder.

2.5  Treatment of Employee Stock Purchase Plan. The current offerings in progress as of the date hereof under the Company’s 2008 Employee Stock Purchase Plan (the “ESPP”) shall continue, and the shares of Company Common Stock shall be issued to participants thereunder on the next currently scheduled purchase dates thereunder occurring after the date hereof as provided under, and subject to the terms and conditions of, the ESPP. In accordance with the terms of the ESPP, any offering in progress as of the Effective Time shall be shortened, and the “Exercise Date” (as defined in the ESPP) shall be the Business Day immediately preceding the Effective Time. Each then outstanding option under the ESPP shall be exercised automatically on such Exercise Date. Notwithstanding any restrictions on transfer of stock in the ESPP, the treatment in the Merger of any shares of Company Common Stock under this provision shall be in accordance with Section 2.1(a). The Company shall terminate the ESPP as of or prior to the Effective Time. The Company shall promptly after the date hereof amend the ESPP as appropriate to avoid the commencement of any new offering of options thereunder at or after the date hereof and prior to the earlier of the termination of this Agreement or the Effective Time.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the publicly available Company SEC Documents filed with the SEC prior to the date hereof (without giving effect to any amendment to any such Company SEC Document filed on or after the date hereof and excluding any disclosures set forth in any section of a Company SEC Document entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings that constitute general cautionary, predictive or forward-looking in nature) or in the disclosure schedule delivered by the Company to Parent and the Purchaser prior to the execution of this Agreement (the “Company Disclosure Schedule”), which identifies items of disclosure by reference to a particular Section or Subsection of this Agreement (provided, however, that any disclosure contained in any Section of the Company Disclosure Schedule relating to one Section of this Agreement shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent that such disclosure is applicable to such other Section of this Agreement), the Company hereby represents and warrants to Parent as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) Each of the Company and its Subsidiaries (each a “Company Subsidiary”) is a corporation or other legal organization duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company and the Company Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, does not result in a Company Material Adverse Effect.

(b) The Company has delivered or made available to Parent and the Purchaser true and complete copies of the currently effective certificate of incorporation of the Company, as amended (the “Company Certificate”), and amended and restated bylaws of the Company (the “Company Bylaws”), and the certificate of incorporation and bylaws or equivalent organization or governing documents of each Company Subsidiary. The Company is not in violation of the Company Certificate or Company Bylaws, and the Company Subsidiaries are not in violation of their respective organizational or governing documents.

(c) Section 3.1(c) of the Company Disclosure Schedule sets forth a true and complete list of the Company Subsidiaries, together with the jurisdiction or organization or incorporation, as the case may be, of each Company Subsidiary.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock, of which, as of the close of business on September 30, 2008, there were 88,612,596 shares issued and outstanding (excluding 991,065 shares of Company Common Stock held in treasury) and (ii) 4,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”), of which no shares are issued and outstanding, including 1,200,000 shares of Series B Participating Cumulative Preferred Stock, par value $1.00 per share, reserved for issuance in connection with the exercise of Company Rights issued pursuant to the Company Rights Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on September 30, 2008, the Company has no shares of Company Common Stock or Company Preferred Stock reserved for or otherwise subject to issuance, except for (i) 1,200,000 shares of Company Preferred Stock reserved for issuance pursuant to the Company Rights Agreement, (ii) 8,251,175 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options under the Company Stock Option Plans, (iii) 437,461 shares of Company Common Stock reserved for issuance pursuant to the settlement of outstanding Restricted Stock Units under the 2006 Stock Incentive Plan and (iv) 6,336,466 shares of Company Common Stock reserved for issuance upon conversion of the Convertible Notes. All shares of Company Preferred Stock and Company Common Stock subject to issuance under the Company Rights Agreement, Company Stock Option Plans or Convertible Notes, as the case may be, are duly authorized for issuance on the terms and conditions specified in the instruments pursuant to which they are issuable. Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list as of the close of business on September 30, 2008 of (A) each holder of Company Options, (B) the number of Company Options held by such holder, (C) the number of shares of Company Common Stock subject to each such Company Option (i.e., the original amount less exercises and any cancellations), (D) the exercise price, expiration date and vesting schedule of each such Company Option and specifically identifying any such Company Option with an exercise price less than the fair market value of the underlying Company Common Stock as of the date of grant, (E) whether each such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, (F) each holder of Company Restricted Stock Units, (G) the number of Restricted Stock Units held by such holder as of the date hereof (i.e., the original amount less settlements and any cancellations), and (H) the expiration date and vesting and settlement schedule of each such Restricted Stock Units.

(c) Except as described in Section 3.2(b), there are no options, warrants or other rights, agreements, arrangements or commitments of any character (i) relating to any Equity Interests of the Company or any Company Subsidiary or (ii) obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. Since the close of business on December 31, 2007, the Company has not issued any shares of its capital stock or other Equity Interests (other than Company Options and Restricted Stock Units issued in the ordinary course of business consistent with past practice).

(d) Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, there are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any shares of Company Common Stock or other Equity Interests in the Company or any Company Subsidiary.

(e) Section 3.2(e) of the Company Disclosure Schedule sets forth, for each Company Subsidiary: (i) its authorized capital stock or other Equity Interests, (ii) the number of its outstanding shares of capital stock or other Equity Interests and type(s) of such outstanding shares of capital stock or other Equity Interests and (iii) the record owner(s) thereof. The Company owns directly or indirectly, beneficially and of record, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens, and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the ownership of Equity Interests in the Company Subsidiaries, none of the Company or any Company Subsidiary has, or has had at any time, any Subsidiaries and neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. Since the close of business on December 31, 2007, no Company Subsidiary has issued any shares of capital stock or other Equity Interests.

3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including without limitation the Offer and the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including without limitation the Offer and the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the Company Stockholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and the Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of the execution of this Agreement or the Support Agreements or the consummation of the transactions contemplated hereby or thereby, including without limitation the Offer and the Merger, without any further action on the part of the stockholders of the Company or the Company Board. True and complete copies of all Company Board resolutions reflecting such actions have been previously provided to Parent. No other state takeover statute or similar statute or regulation applies or purports to apply to the Offer, the Merger or any other transaction contemplated by this Agreement or the Support Agreements.

(c) The Company has taken all actions necessary to: (i) render the Company Rights Agreement inapplicable to this Agreement and the Support Agreements, and the transactions contemplated by this Agreement, the Support Agreements, the Offer and the Merger, (ii) ensure that in connection with the transactions contemplated by this Agreement and the Support Agreements (A) none of Parent, the Purchaser or any other affiliate of Parent is or will be an “Acquiring Person” (as defined in the Company Rights Agreement) and (B) none of a “Stock Acquisition Date,” a “Distribution Date,” a “Section 8(a)(ii) Event” or a “Section 10 Event” (as such terms are defined in the Company Rights Agreement) occurs, in each case of clauses (A) and (B), by reason of the execution of this Agreement or the Support Agreements, or the consummation of the Merger, the Offer or the other transactions contemplated by this Agreement or the Support Agreements and (iii) provide that the “Expiration Date” (as defined in the Company Rights Agreement) shall occur immediately prior to the Effective Time. Except as described in this Section 3.3(c), the Company Rights Agreement has not been amended or modified.

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Certificate or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate in any material respect any Law or Order applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract, Company Permit or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clause (c), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens which, individually or in the aggregate, do not result in a Company Material Adverse Effect.

3.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing and recordation of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of the HSR Act and other applicable foreign or supranational antitrust and competition laws set forth in Section 3.5 of the Company Disclosure Schedule, (c) compliance with the applicable requirements of the Exchange Act, (d) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (e) compliance with the applicable rules and regulations of Nasdaq, and (f) where the failure to obtain any such consents, approvals, authorizations or permits of, or to make any such filings, registrations with or notifications to any Governmental Entity, individually or in the aggregate, does not result in a Company Material Adverse Effect.

3.6 Permits; Compliance With Law.

(a) To the knowledge of the Company, the Company and each of the Company Subsidiaries hold all material licenses, permits, orders and registrations of any Governmental Entity necessary for each of the Company and the Company Subsidiaries to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”). To the knowledge of the Company, each of the Company and the Company Subsidiaries is in compliance with the Company Permits.

(b) None of the Company, any Company Subsidiary nor any Company Benefit Plan is in material violation of any Law or Order applicable to the Company or any Company Subsidiary or any Company Benefit Plan or by which any property or asset of the Company or any Company Subsidiary or any Company Benefit Plan is bound. No material investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary or any Company Benefit Plan is pending or, to the knowledge of the Company, threatened.

3.7 SEC Filings; Financial Statements

(a) Since January 1, 2006, the Company has filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company or any Company Subsidiary with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. None of the Company Subsidiaries is required to make any filings with the SEC. Except as set forth in Section 3.7(a) of the Company Disclosure Schedule, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review. All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the Company Subsidiaries included in the Company SEC Documents (collectively, the “Company Financial Statements”) (A) have been prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Company Subsidiaries in all material respects, (B) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (C) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the Company Subsidiaries as of the dates and for the periods referred to therein.

(b) Without limiting the generality of Section 3.7(a), no enforcement action has been initiated or, to the knowledge of the Company, threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

(c) To the knowledge of the Company, Section 3.7(c) of the Company Disclosure Schedule sets forth the Company’s estimate of the book and market value, as of September 25, 2008, of any investment securities, mortgage backed securities, auction rate securities, collateralized loan obligations, collateralized debt obligations, securities available for sale, and other securities held for investment, sale or trading by the Company or any Company Subsidiary and any derivative or “hedge” transactions entered into by the Company or any Company Subsidiary in connection with protection against, or to benefit from fluctuations in, any rate, price, index or credit rating (collectively, “Investment Securities”).

3.8 Internal Controls; Sarbanes-Oxley Act.

(a) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) in compliance with the Exchange Act. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) in compliance with the Exchange Act and (ii) has disclosed to the Company’s auditors and the audit committee of the Company Board (and made summaries of such disclosures available to Parent) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act.

(b) Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer or senior level auditor or accountant of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices. To the knowledge of the Company, no current or former attorney representing the Company or any Company Subsidiary has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any Company Subsidiary, or any of their respective officers, directors, employees or agents, to the current Company Board or any committee thereof or to any current director or executive officer of the Company.

(c) To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director or officer of the Company or any Company Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

3.9 Books and Records. The books and records of the Company and each Company Subsidiary have been, and are being, fully, properly and accurately maintained in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions. The minute books of the Company and each Company Subsidiary, all of which have been made available by the Company to Parent, contain complete and correct records of all meetings and other corporate or other organizational actions held or taken during the last six years of their respective stockholders (or equivalents) and boards of directors (or equivalents), including without limitation committees of their respective boards of directors (or equivalents).

3.10 No Undisclosed Liabilities. To the knowledge of the Company, except for those liabilities and obligations (a) specifically reserved against or provided for in the audited consolidated balance sheet of the Company as of December 31, 2007 or in the notes thereto or (b) incurred in the ordinary course of business consistent with past practice since December 31, 2007, and which, individually or in the aggregate, do not result in a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has incurred any material liabilities or obligations of any nature, including those liabilities that are accrued, absolute, determined, fixed or contingent.

3.11 Absence of Certain Changes or Events. Except as set forth on Section 3.11 of the Company Disclosure Schedule, since December 31, 2007, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there is not a Company Material Adverse Effect.

3.12 Employee Benefit Plans.

(a) List of Plans. Section 3.12(a) of the Company Disclosure Schedule sets forth a complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and any other material plan, policy, program practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of the Company or any ERISA Affiliate), which are now, or were within the past 6 years, maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has any material obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit, stock-based compensation, change-in-control, retention, transaction, employment, consulting, personnel or severance policies, programs, practices, Contracts or arrangements (each a “Company Benefit Plan”). For purposes of this Section 3.12, “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is considered under common control and treated as one employer under Sections 414(b), (c), (m) or (o) of the Code. To the knowledge of the Company, the Company has no express or implied commitment to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code and each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms.

(b) Deliveries. With respect to each Company Benefit Plan, the Company has made available to Parent complete copies of (i) each Company Benefit Plan (or, if not written a written summary of its material terms), including without limitation all plan documents, trust agreements, annuity contracts, insurance contracts or other funding vehicles and all amendments thereto, (ii) all summaries and summary plan descriptions, including without limitation any summary of material modifications (iii) the three (3) most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (v) the three (3) most recent determination or opinion letters, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (vi) the three (3) most recent nondiscrimination tests performed under the Code (including without limitation 401(k) and 401(m) tests) for each Company Benefit Plan, (vii) each material contract or agreement relating to such Company Benefit Plan and (viii) all private letter rulings, requests and letters issued with respect to any Company Benefit Plan and filings, summaries of self-corrections or applications made under the Employee Plans Compliance Resolution System (as set forth in Revenue Procedure 2003-44 or 2006-27 and any predecessor or successor thereto) or the Voluntary Fiduciary Correction, Delinquent Filer Voluntary Compliance programs or Closing Agreement Programs with respect to the Company Benefit Plans.

(c) General Compliance. Except as does not have a Material Adverse Effect, (i) each Company Benefit Plan has been administered in accordance with its terms and all applicable Laws and Orders, including ERISA and the Code, including, without limitation, timely filing of all Tax, annual reporting and other governmental filings required by ERISA and the Code and timely contribution (or, if not yet due, proper financial reporting) of any amounts required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement, (ii) no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) has occurred with respect to any Company Benefit Plan, and (iii) the Company and its ERISA Affiliates have complied with the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations thereunder (“COBRA”), and any similar state law. None of the assets of any Company Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code have been invested in any Equity Interest issued by the Company or any Company Subsidiary.

(d) Tax Qualification of Plans. Each Company Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code (i) has been timely amended to comply with the provisions of recent legislation commonly referred to as “GUST,” (ii) has been timely amended to comply with the provisions of recent legislation commonly referred to as “EGTRRA,” (iii) has been timely submitted to the IRS for a determination or opinion letter that takes the EGTRRA amendments into account within the applicable remedial amendment period specified by Section 401(b) of the Code and (iv) has received a determination from the IRS that such Company Benefit Plan is so qualified as it relates to GUST, and nothing has occurred that could adversely affect the qualification of such Company Benefit Plan and no such determination letter received with respect to any Company Benefit Plan has been revoked, nor, to the Company’s knowledge, is it reasonably expected that any such letter would be revoked.

(e) Legal Actions. Except as does not have a Material Adverse Effect or as set forth on Section 3.12(e) of the Company Disclosure Schedule, no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims) and any civil action under Section 502 of ERISA.

(f) Title IV of ERISA. No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan subject to Title IV of ERISA and neither the Company nor any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA. No liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. None of the assets of the Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any Lien arising under ERISA or Section 412(n) of the Code.

(g) Change in Control. Except as set forth on Section 3.12(g) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event, such as termination of employment) will (A) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or employee of the Company or any Company Subsidiary or any of their respective affiliates, or to any Governmental Entity or other Person on behalf of any such director or employee, from the Company or any Company Subsidiary or any of their respective affiliates under any Company Benefit Plan or otherwise, (B) significantly increase any benefits otherwise payable under any Company Benefit Plan, (C) result in any acceleration of the time of payment or vesting of any material benefits or (D) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(h)  No Retiree Welfare Benefits; Section 409A. Except as required by COBRA, any similar state or local law or pursuant to any employment agreement or severance arrangement providing for Company or Company Subsidiary-paid post-employment health care benefits for a period of not more than 18 months following termination of employment, no Company Benefit Plan provides any retiree or post-employment medical, disability or life insurance benefits to any Person. Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code, the applicable proposed and final regulations thereunder, and any applicable IRS guidance, except for such noncompliance as would not, individually or in the aggregate, be material to the Company. The Company has no liability or obligation to provide any gross-up of the Tax imposed by Section 409A(a)(1)(B) of the Code.

(i) Foreign Plans.

(i). The only material pension, unemployment insurance, medical insurance, work injury insurance, housing provident fund, welfare, bonus, stock purchase, stock ownership, stock option, deferred compensation, incentive, severance, termination or other compensation plan or arrangement, or other material employee fringe benefit plan presently maintained by, or contributed to by the Company, any of the Company Subsidiaries or any ERISA Affiliate for the benefit of any employee of the Company, any of the Company Subsidiaries or any ERISA Affiliate, or with respect to which the Company, any Company Subsidiary or any ERISA Affiliate has any liability, including without limitation any such plan required to be maintained or contributed to by the law of the relevant jurisdiction, which would be described in Section 3.12(a) above, but for the fact that such plans are maintained outside the jurisdiction of the United States (but excluding plans maintained by a governmental entity), are also listed in Section 3.12(i) of the Company Disclosure Schedule (the “Foreign Plans”), and a true and complete copy of each written Foreign Plan and of any description of each Foreign Plan that is not written has been furnished to Purchaser.

(ii). Except as does not have a Material Adverse Effect, the Company, each of the Company Subsidiaries, each ERISA Affiliate and each of the Foreign Plans are in compliance (both as to documentation and administration) in all material respects with the provisions of the Laws of each jurisdiction in which any of the Foreign Plans are maintained, to the extent such Laws are applicable to the Foreign Plan. Except as does not have a Material Adverse Effect, each Foreign Plan that is required to be registered with any Governmental Entity has been so registered and has been maintained in good standing with all applicable Governmental Entity and, if intended to qualify for special tax treatment, each Foreign Plan meets all requirements for such treatment.

(iii). There are no pending investigations by any Governmental Entity involving the Foreign Plans, no claims pending or threatened in writing (except for claims for benefits payable in the normal operation of the Foreign Plans), suits or proceedings against any Foreign Plan or asserting any rights or claims to benefits under any Foreign Plan which could give rise to any liability that has a Material Adverse Effect.

3.13 Labor and Other Employment Matters.

(a) To the knowledge of the Company, each of the Company and the Company Subsidiaries is in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits, and wages and hours. None of the Company or any of the Company Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(b) None of the Company or any of the Company Subsidiaries is a party to any collective bargaining agreement, labor union Contract or similar agreement applicable to Persons employed by the Company or any Company Subsidiary, and no collective bargaining agreement, labor union Contract or similar agreement is being negotiated by the Company or any Company Subsidiary. There is no labor dispute, strike, slowdown, lockout or work stoppage against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened, and none of the Company or any of the Company Subsidiaries has experienced any labor dispute, strike, slowdown, lockout or work stoppage or other material labor difficulty involving its employees during the past six years. No labor union or similar organization has otherwise been certified to represent any Persons employed by the Company or any Company Subsidiary or has applied to represent such employees or, to the knowledge of the Company, is attempting to organize so as to represent such employees. To the knowledge of the Company, none of the Company, any Company Subsidiary or their respective representatives or employees has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or any Company Subsidiary.

(c) None of the Company or any of the Company Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses, overtime payments or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees. Each of the Company and the Company Subsidiaries has withheld all amounts required by Law or by Contract to be withheld from the wages, salaries, and other payments to employees, and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. There are no material pending claims against the Company or any Company Subsidiary under any workers’ compensation plan or policy or for long term disability.

(d) The Company has no liabilities, whether absolute or contingent, including any obligations under any Company Benefit Plan, with respect to the misclassification of any Person performing services for the Company as an independent contractor or “contract employee” rather than as an employee. There are no controversies pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their current or former employees, which controversies have resulted in or would reasonably be expected to result in any material action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity.

(e) To the Company’s knowledge, no employee of the Company or any Company Subsidiary is in any material respect in violation of any term of any employment Contract, non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of Trade Secrets or proprietary information of others. No officer, manager or similar key employee of the Company or any Company Subsidiary has given notice, nor is the Company otherwise aware, that such employee intends to terminate his or her employment with the Company or any Company Subsidiary.

(f) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against any Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts thereunder which could reasonably be expected to result in any material liability of the Company or any Company Subsidiary to the PBGC, the Department of Treasury, the Department of Labor or any Multiemployer Plan.

(g) Neither the Company nor any Company Subsidiary has effectuated a plant closing or mass layoff, as defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101, et. seq., affecting any one or more sites of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Company Subsidiary. None of the Company or any Company Subsidiary been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law.

(h) The Compensation Committee of the Company Board is (and at all times during the past eighteen (18) months was) composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto (“Independent Directors”). The Company Board, at a meeting duly called and held, has determined that each of the members of the Compensation Committee of the Company Board is an Independent Director. On or prior to the date hereof, the Compensation Committee of the Company Board, at a meeting duly called and held, approved each Company Compensation Arrangement as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, and has taken all other action necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to such Company Compensation Arrangements in accordance to Rule 14d-10(d)(2) under the Exchange Act. For purposes of this Agreement, “Company Compensation Arrangement” means (i) any employment agreement, severance agreement or change of control agreement between the Company or any Company Subsidiary, on the one hand, and any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary, on the other hand, entered into during the eighteen (18) months immediately prior to the date hereof, and (ii) any Company Options or Restricted Stock Units awarded to, or any acceleration of vesting of any Company Options or Restricted Stock Units held by, any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary during the eighteen (18) months immediately prior to the date hereof.

3.14 Contracts; Indebtedness.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of each Contract to which the Company or any Company Subsidiary is a party or which binds or affects their respective properties or assets, to the extent such Contract is not included as an exhibit to the Company SEC Documents and which falls within any of the following categories: (i) any Contract that restricts or forecloses the ability to research, develop or market any product for any indication in any product market, therapeutic area or geographic area (other than field of use restrictions contained in in-license agreements), (ii) any Contract providing for annual payments or receipts in excess of $2,000,000, (iii) any Contract pursuant to which the Company or any Company Subsidiary grants any right of first refusal or right of first offer or similar right, or that limits or purports to limit the ability of the Company or any Company Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any assets or businesses that are individually or in the aggregate material to the Company or any Company Subsidiary, (iv) any Contract relating to marketed compounds or compounds in clinical development, other than clinical trial agreements, materials transfer agreements and support and research agreements entered into in the ordinary course of business, (v) any Contract that provides for the manufacturing of any products or compounds by the Company or any Company Subsidiary for the benefit of any third party (vi) any Contract relating to indebtedness for borrowed money or any financial guaranty in excess of $2,000,000, (vii) any material lease or sublease with respect to the Leased Real Property (“Lease Agreements”) or (viii) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC). Each Contract of the type described in this Section 3.14(a) whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract have been provided or made available by the Company to Parent, or have been filed with the SEC and are publicly available.

(b) Except as does not result in a Company Material Adverse Effect: (i) each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, of the other party or parties thereto, subject to the Bankruptcy and Equity Exception, (ii) each Company Material Contract is in full force and effect; (iii) each of the Company and the Company Subsidiaries has performed in all material respects the obligations required to be performed by it under each Company Material Contract and, to the knowledge of the Company, each other party to each Company Material Contract has performed in all material respects the obligations required to be performed by it under such Company Material Contract; (iv) none of the Company or any Company Subsidiary knows of, or has received notice of, any violation or default under (nor does there exist any condition which upon the giving of notice or failure to cure or both would cause such a violation of or default under) any Company Material Contract or any other Contract to which it is a party; and (v) neither the Company nor any Company Subsidiary has received any notice from any other party to any Company Material Contract, or otherwise has knowledge, that such party intends to terminate, or not renew, any such Company Material Contract.

3.15 Litigation.

(a) There is no material suit, claim, action, proceeding, hearing, notice of violation, investigation, arbitration or demand letter pending or, to the knowledge of the Company, threatened against or affecting the Company, any Company Subsidiary (including without limitation by virtue of indemnification or otherwise) or any Company Benefit Plan or any of their respective assets or properties or, to the knowledge of the Company, any executive officer or director of the Company or any Company Subsidiary (other than routine legal claims covered by insurance).

(b) To the Company’s knowledge, none of the Company, any Company Subsidiary or any Company Benefit Plan is subject to any material outstanding order, writ, injunction, judgment, decree or ruling, award or other finding of any Governmental Entity.

3.16 Environmental Matters.

(a) To the Company’s knowledge, the Company and the Company Subsidiaries are in material compliance with all Environmental Laws, and any past material non-compliance has been resolved and neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity regarding non-compliance with respect to Environmental Laws;

(b) Each of the Company and the Company Subsidiaries has obtained, maintained and complied in all material respects with all Environmental Permits necessary for the conduct and operation of its business and the Real Property, and the Company or any applicable Company Subsidiary has not received any written notice that any such Environmental Permit is not in full force and effect;

(c) None of the Company or any Company Subsidiary has received any written notice of any material violation of Environmental Law, or any material liability under Environmental Law;

(d) There are no material pending or, to the knowledge of the Company, threatened in writing civil, criminal or administrative claims, actions, proceedings, hearings, notices of violation, investigations, arbitrations or demand letters pursuant to Environmental Law or with respect to Hazardous Substances against the Company or any Company Subsidiary or related to the Real Property;

(e) None of the Company or any Company Subsidiary has entered into a Contract to assume, guarantee or indemnify a third party for any potential or actual claim for any material liability or responsibility under any Environmental Law;

(f) To the Company’s knowledge, there has been no release of any Hazardous Substances by the Company or any Company Subsidiary or on or from the Real Property, except (i) in compliance with Environmental Law and (ii) in a manner or in quantities or locations that would not require any material investigation, cleanup or remediation of soil or groundwater under Environmental Law, and neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity with respect to the same;

(g) The Company has provided, or otherwise made available, true and complete copies of all environmental site assessments (including without limitation all Phase I and Phase II assessments) and other material environmental audits, studies and reports that are in the possession or control of the Company or the Company Subsidiaries relating to the Real Property or the current or former operations of the Company or the Company Subsidiaries.

3.17 Intellectual Property.

(a) General. Solely for the purpose of this Section 3.17, any reference to “Intellectual Property Rights” shall exclude subsections (d), (e), (g), (h), (i), and (j) of the definition of such term in this Agreement. Section 3.17(a) of the Company Disclosure Schedule sets forth all the Intellectual Property Rights owned by the Company or any Company Subsidiary (collectively “Owned Intellectual Property”), all Intellectual Property Rights exclusively licensed by the Company or any Company Subsidiary (collectively, “Exclusively Licensed Intellectual Property”), and all Intellectual Property Rights non-exclusively licensed by the Company or any Company Subsidiary (collectively, “Non-Exclusively Licensed Intellectual Property” and together with Owned Intellectual Property and Exclusively Licensed Intellectual Property, the “Company Intellectual Property”): (i) to the knowledge of the Company, for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the date filed or issued, and the present status thereof; (ii) for each registered trademark, tradename or service mark, the application serial number or registration number, for each country, province and state, and the class of goods covered, (iii) for any URL or domain name, the registration date, any renewal date and name of registry; and (iv) for each registered copyrighted work, the number and date of registration for each among country, province and state, in which a copyright application has been registered. True and complete copies of all applications filed and registrations (including all pending applications and application related documents) related to the Intellectual Property Rights listed on Section 3.17(a) of the Company Disclosure Schedule have been provided or made available to Parent.

(b) All of the Owned Intellectual Property is, to the knowledge of the Company, valid, subsisting and enforceable.

(c) Ownership. Section 3.17(c) of the Company Disclosure Schedule sets forth a true and complete list of any material exclusive and non-exclusive licenses to Exclusively Licensed Intellectual Property and Non-Exclusively Licensed Intellectual Property applicable to the Company’s or the Company Subsidiary’s products (including both marketed products and product candidates under clinical or preclinical development), other than standard, off-the-shelf Software commercially available on standard terms from third-party vendors (e.g., Microsoft Windows) to which the Company or any Company Subsidiary is a party or which binds or affects their respective properties or assets. True and complete copies of each such license have been provided by the Company to Parent, or have been filed with the SEC and are publicly available. To the knowledge of the Company each of the Company or the Company Subsidiaries owns all right, title and interest in and to the Owned Intellectual Property free and clear of Liens (other than Permitted Liens), and has a valid and enforceable right or license to use all Exclusively Licensed Intellectual Property and Non-Exclusively Licensed Intellectual Property used in the conduct of the businesses of the Company and the Company Subsidiaries. To the knowledge of the Company, the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby will not (i) cause the rights to Company Intellectual Property Rights and rights to use such Technology to (a) cease to be valid and enforceable rights of the Company and the Company Subsidiaries, or (b) be otherwise impaired; or (ii) create any additional rights to third parties, except where the failure to hold such right, title and interest, or to have a valid and enforceable right or license to use, or the effect thereon of this Agreement, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, and to the extent commercially reasonably, in Company’s discretion, and as provided for by, and in accordance with, applicable laws and regulations, each of the Company and the Company Subsidiaries has recorded each assignment of a registered Owned Intellectual Property Right with the relevant government entity, including the U.S. Patent and Trademark Office (“PTO”), the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. To the knowledge of Company, and without limiting the foregoing, the Owned Intellectual Property has been: (i) developed by employees of the Company or the Company Subsidiaries, as the case may be, within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to the Company or any Company Subsidiary pursuant to enforceable written agreements; or (iii) otherwise acquired by the Company or any Company Subsidiary from a third party who assigned all Intellectual Property Rights and Technology it has developed to the Company or a Company Subsidiary.

(d) Absence of Claims; Non-infringement. To the knowledge of Company, except as listed in Section 3.17(d) of the Company Disclosure Schedule, (i) no proceedings, claims, or actions have been instituted or are pending against the Company or any Company Subsidiary, or, to the knowledge of the Company, are threatened, that challenge the right of the Company or any Company Subsidiary with respect to the use or ownership of the Company Intellectual Property; (ii) no interference, opposition, reissue, reexamination, or other proceeding is or has been pending or threatened, in which the scope, validity, or enforceability of any of the Owned Intellectual Property or Exclusively Licensed Intellectual Property is being, has been, or could reasonably be expected to be contested or challenged; (iii) the Company has not received any notice alleging, and otherwise has no knowledge, that the Company, any Company Subsidiary, or the conduct of their respective businesses, including the marketing, sale, use or other exploitation of any product currently under investigation or in development by the Company or any Company Subsidiary, infringes upon or misappropriates, breaches or otherwise violates or conflicts with the Intellectual Property Rights or other proprietary rights of any other Person anywhere in the world; (iv) the Company has not received any written notice alleging and otherwise has no knowledge of restrictions or limitations on the Company’s or any Company Subsidiary’s licenses or right to use any Exclusively Licensed Intellectual Property or Non-Exclusively Licensed Intellectual Property, and none of the Company or the Company Subsidiaries is in breach of or has breached any such licenses, (v) no Person has notified the Company that it is claiming inventorship to, any ownership of, or any right to use any Company Intellectual Property; (vi) no Owned Intellectual Property, no Exclusively Licensed Intellectual Property or Non-Exclusively Licensed Intellectual Property, is subject to any outstanding judgment, decree, order, writ, award, injunction, or determination of an arbitrator or court or other Governmental Entity affecting the rights of the Company or any Company Subsidiary with respect thereto; and (vii) no Person has interfered with, infringed upon or misappropriated any of the Company Intellectual Property, or is currently doing so.

(e) Licenses to Third Parties. To the knowledge of the Company, except as listed in Section 3.17(e) of the Company Disclosure Schedule, none of the Company or the Company Subsidiaries is bound by, and no Owned Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any Company Subsidiary to use, exploit, assert, or enforce any of the Owned Intellectual Property anywhere in the world . Except as listed in Section 3.17(e) of the Company Disclosure Schedule, none of the Company or the Company Subsidiaries is bound by any written agreement to indemnify any other Person for Intellectual Property Rights infringement, misappropriation, or similar claim, except for indemnities offered in the ordinary course of business consistent with past practice.

(f) Protection of Intellectual Property Rights. To the knowledge of the Company, all of the registrations and pending applications to governmental or regulatory bodies with respect to the Owned Intellectual Property and Exclusively Licensed Intellectual Property that the Company has the right to prosecute have been timely and duly filed, prosecution for such applications has been attended to, all maintenance and related fees have been paid, and each of the Company and the Company Subsidiaries has taken all other actions required to maintain their validity and effectiveness. To the knowledge of the Company, each of the Company and the Company Subsidiaries has taken all reasonable steps necessary or appropriate (including, entering into written invention assignment agreements with officers, directors, subcontractors, employees, licensees and customers in connection with the assets or the businesses of the Company and the Company Subsidiaries) to protect their ownership in and to the Owned Intellectual Property. The Company is not aware of any facts or claims that an inventor named in any United States patent within the Exclusively Licensed Intellectual Property and the Non-Exclusive Licensed Intellectual Property has failed to execute an enforceable agreement assigning his, her, or its entire right, title, and interest in and to such patent, and the inventions embodied and claimed therein, to the licensor thereof. To the knowledge of the Company, no act has been done or omitted to be done by the Company which has had, or would reasonably be expected to have, the effect of impairing or dedicating to the public, or entitling any Person to cancel, forfeit, modify or consider abandoned, any Company Intellectual Property. To the knowledge of the Company, the Company and each of the Company Subsidiaries has taken all reasonable steps necessary or appropriate (including, entering into written confidentiality and nondisclosure agreements with officers, directors, subcontractors, employees, licensees and customers in connection with its assets or business) to safeguard and maintain the secrecy and confidentiality of Trade Secrets that are material to their businesses. Without limiting the foregoing, to the knowledge of the Company, (i) there has been no misappropriation of any Trade Secrets or other material confidential Intellectual Property Rights or Technology used in connection with the business of the Company and the Company Subsidiaries by any Person; (ii) no employee, independent contractor or agent of the Company or any Company Subsidiary has misappropriated any Trade Secrets of any other Person in the course of performance as an employee, independent contractor or agent of the Company and the Company Subsidiaries; and (iii) no employee, independent contractor or agent of the Company or any Company Subsidiary is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of the Company Intellectual Property. Except as set forth in Section 3.17(f) of the Company Disclosure Schedule, no funding, facilities, or Personnel of any Governmental Entity or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any of the Owned Intellectual Property and Exclusively Licensed Intellectual Property.

(g) Information Technology. Section 3.17(g) of the Company Disclosure Schedule sets forth a true and complete list and description of all Software used by the Company or any Company Subsidiary. To the knowledge of the Company, all commercial software has been licensed appropriately for the current installation and use in the Company's or any Company Subsidiary’s respective businesses. To the knowledge of the Company, all such Software performs substantially in conformance with its documentation, is free from any material software defect and does not contain any unauthorized code. To the knowledge of the Company, the Company has made back-ups of all such Software (specifically including all databases) and has maintained such backups at a secure off-site location. To the knowledge of the Company, no Person has gained unauthorized access to the Software. To the knowledge of the Company, none of the Software owned by, or developed by or for the benefit of, the Company or any Company Subsidiary contains or requires use of any “open source” code, shareware or other software that is made generally available to the public without requiring payment of fees or royalties or that does or may require disclosure or licensing to any other Person of any Software or any other Intellectual Property Rights owned or developed by or on behalf of the Company or any Company Subsidiary. To the knowledge of the Company, the computer hardware and supporting equipment (including servers, communications equipment, terminals and hook-ups that interface with third party software or systems) used in the Company’s or any Company Subsidiary’s network(s) provide sufficient redundancy and speed to meet industry standards relating to high availability.

3.18 Tax Matters.

(a) (i) Each of the Company and the Company Subsidiaries has timely filed all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by applicable Law with respect to the Company or any Company Subsidiary or any of their income, properties or operations; (ii) all such Tax Returns are true, correct and complete in all material respects; (iii) the Company and the Company Subsidiaries have timely paid all material Taxes due and payable by the Company or the Company Subsidiaries without regard to whether such Taxes have been assessed or have been shown on such Tax Returns; and (iv) the Company has made available to Parent true, correct and complete copies of all U.S. federal income Tax Returns filed by or on behalf of the Company or the Company Subsidiaries for the taxable years ending 2005 through 2007 and all other material Tax Returns filed by or on behalf of the Company or the Company Subsidiaries for the taxable years ending 2003 through 2006.

(b) The Company and the Company Subsidiaries have made adequate provisions in accordance with GAAP, appropriately and consistently applied, in the latest Company Financial Statements for the payment of all material Taxes for which the Company or the Company Subsidiaries may be liable for the periods covered thereby that were not yet due and payable as of the dates thereof, regardless of whether the liability for such Taxes is disputed, and since the date of the most recent Company Financial Statements, all Taxes incurred by the Company and the Company Subsidiaries have been incurred in the ordinary course of business consistent with past practices.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) there is no claim or assessment pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary for any alleged material deficiency in Taxes, and neither the Company nor any of its Subsidiaries knows of any audit or investigation with respect to any material liability of the Company or any Company Subsidiary for Taxes; (ii) no issue has been raised in writing in any prior examination or audit that was not resolved favorably and that, by application of similar principles, reasonably can be expected to result in the assertion of a material deficiency for any other taxable period not so examined or audited and for which the statute of limitations (taking into account extensions) has not expired; (iii) there are no agreements in effect to waive or extend the period of limitations for the assessment or collection of any Tax for which the Company or any Company Subsidiary may be liable; (iv) there are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary, except for Liens for Taxes not yet due and payable, or Liens for Taxes which are being contested in good faith and for which an adequate reserve in accordance with GAAP has been established in the latest Company Financial Statements; and (v) neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity in a jurisdiction in which such entity does not file a Tax Return stating or asserting that such entity is subject to taxation by that jurisdiction for Taxes that would be covered by or the subject of such Tax Return which claim has not been fully paid or settled to the satisfaction of such Governmental Entity.

(d) The Company and the Company Subsidiaries have withheld from payments to their employees, independent contractors, creditors, shareholders and any other applicable Person (and timely paid to the appropriate Tax authority) proper and accurate amounts in compliance in all material respects with all Tax withholding provisions of applicable federal, state, local and foreign Laws (including without limitation income, social security, and employment Tax withholding for all types of compensation). All contributions and payments to any Company Benefit Plan are deductible under Code Sections 162 or 404 and no excise tax could be imposed upon the Company under Chapter 43 of the Code.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any Company Subsidiary has entered into a transaction under which gain or income has been realized but the taxation of such gain has been deferred under any provision of federal, state, local or foreign Tax Law or by agreement with any Tax authority (including without limitation an installment sale, a deferred intercompany transaction or a gain recognition agreement), or a transaction under which previously utilized Tax losses or credits may be recaptured (including without limitation a dual consolidated loss or an excess loss account), in each case if such gain recognition or such loss or credit recapture, if triggered, would give rise to a material Tax liability.

(f) None of the Company or any Company Subsidiary is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a material payment or indemnification obligation (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial lending agreements). Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor, by Contract, by Law or otherwise.

(g) None of the Company, the Company Subsidiaries, any of their affiliates or any of their predecessors by merger or consolidation has within the past two (2) years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code.

(h) None of the Company or any Company Subsidiary is required to make any disclosure to the IRS with respect to a “listed transaction” pursuant to Treasury Regulation Section 1.6011-4(b)(2).

3.19 Insurance. Section 3.19 of the Company Disclosure Schedule contains a true and complete list of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Company and the Company Subsidiaries (the “Insurance Policies”). Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Company and the Company Subsidiaries are in compliance with the terms and conditions of such Insurance Policies, except as does not result in a Company Material Adverse Effect. Since December 31, 2007, none of the Company or any of the Company Subsidiaries has received notice of cancellation of any such Insurance Policy. There is no material claim by the Company or any Company Subsidiary pending under any of the Insurance Policies.

3.20 Properties and Assets. The Company and each of the Company Subsidiaries has (i) good and valid title to all of the material properties and assets reflected as owned on the most recent balance sheet of the Company contained in the Company SEC Documents, and to the knowledge of the Company, free and clear of any material Liens other than Permitted Liens, except for properties or assets that have been sold or disposed of in the ordinary course of business consistent with past practice since the date of such balance sheet and (ii) a valid leasehold interest or other comparable Contract of use in all material properties and assets (in each case, tangible or intangible) reflected as leased on such balance sheet, and to the knowledge of the Company, free and clear of any material Liens other than Permitted Liens, except for such leases or comparable Contracts terminated in the ordinary course of business consistent with past practice since the date of such balance sheet.

3.21 Real Property.

(a) Section 3.21(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned in fee by the Company or any Company Subsidiary (collectively, the “Owned Real Property”) and the address, if applicable, for each parcel of Owned Real Property. The Company or a Company Subsidiary, as the case may be, holds good and valid fee simple title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens and other matters described on Schedule 3.21(a) attached hereto (collectively, the “Permitted Encumbrances”). There are no outstanding options or rights of first refusal to purchase or lease the Owned Real Property, or any portion thereof or interest therein. There are no parties (other than the Company and the Company Subsidiaries) in possession of any Owned Real Property.

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any Company Subsidiary (collectively, the “Leased Real Property”), (ii) the address for each parcel of Leased Real Property, (iii) a description of the applicable Lease Agreement relating thereto and (iv) the current rent amounts payable by the Company or any Company Subsidiary related to each Leased Real Property. No Lease Agreement is subject to any Lien entered into by the Company or any Company Subsidiary, including without limitation any right to the use or occupancy of any Leased Real Property, other than Permitted Liens. Each Lease Agreement is, with respect to the Company or the applicable Company Subsidiary, a valid and subsisting agreement in full force and effect and constitutes a valid and binding obligation of the Company or the applicable Company Subsidiary, subject to the Bankruptcy and Equity Exception.

(c) The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Real Property.” Each parcel of Real Property is, to the knowledge of the Company or the applicable Company Subsidiary, in material compliance with all existing material Laws and Orders applicable to such Real Property, and neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity regarding non-compliance with respect to such Laws and Orders. Neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and there are no such proceedings threatened in writing, affecting any portion of the Real Property and neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding.

3.22 Opinion of Financial Advisor. The Company Board has received the written opinion (the “Fairness Opinion”) of J.P. Morgan Securities Inc. (the “Company Financial Advisor”), dated as of October 5, 2008, to the effect that, as of the date thereof, the consideration to be received by the stockholders of the Company pursuant to the Offer and Merger is fair to such stockholders (other than Parent and the Purchaser) from a financial point of view. The Company has provided a true, correct and complete signed copy of such opinion to Parent.

3.23 Required Vote. The affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock is the only vote required, if any, of the holders of any class or series of capital stock of the Company to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (the “Company Stockholder Approval”).

3.24 Brokers. Except for the Company’s obligations to the Company Financial Advisor, neither the Company nor any stockholder, director, officer, employee or affiliate of the Company, has incurred any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including without limitation the Offer and the Merger. The Company has heretofore made available to Parent true and complete copies of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment or commission relating to the Offer or the Merger or any other transactions contemplated by this Agreement.

3.25 Related Party Transactions. There have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary on the one hand, and the Affiliates of the Company (other than the Company Subsidiaries), on the other hand, that would be required to be disclosed under Item 404 under Regulation S-K under the Exchange Act.

3.26 Certain Payments. None of the Company, the Company Subsidiaries or any of their respective directors, executives or representatives (a) has used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.27 Absence of Indemnifiable Claims, etc. Except as set forth in Section 3.27 of the Company Disclosure Schedule, there are no pending claims for any director, officer or employee of the Company or any Company Subsidiary to indemnification by the Company or such Company Subsidiary under applicable Law, the Company Certificate, the Company Bylaws, the governing documents of such Company Subsidiary or any insurance policy or Contract maintained by the Company or such Company Subsidiary.

3.28 Regulatory Matters.

(a) Each of the Company and the Company Subsidiaries holds, and is operating in material compliance with, such Company Permits of the United States Food and Drug Administration (“FDA”) or any other applicable U.S. or foreign drug regulatory authority (collectively with the FDA, “Regulatory Authorities”) required for the conduct of its business as currently conducted (collectively, the “Regulatory Permits”). Each of the Company and the Company Subsidiaries has fulfilled and performed all of its material obligations with respect to the Regulatory Permits, and no event has occurred which would allow, with or without notice or lapse of time, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any Regulatory Permit, except where the failure to so fulfill or perform, or the occurrence of such event, would not have a Company Material Adverse Effect. Except to the extent disclosed on Section 3.28(a) of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries has operated and currently is in compliance in all material respects with applicable statutes and implementing regulations administered or enforced by the FDA or any other Regulatory Authority, except where the failure to so comply would not have a Company Material Adverse Effect.

(b) Since January 1, 2005, all of Company’s and the Company Subsidiaries’ Pharmaceutical Products that are subject to the jurisdiction of the FDA or other Regulatory Authorities in other jurisdictions are being manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, promoted, detailed and distributed by or, to the knowledge of the Company, on behalf of the Company or the Company Subsidiaries in compliance in all material respects with all applicable requirements under any Regulatory Permit or Laws, including applicable statutes and implementing regulations administered or enforced by the FDA or other Regulatory Authority, including those relating to investigational use, premarket approval and applications or abbreviated applications to market a new Pharmaceutical Product. Since January 1, 2005, all material applications, submissions, information and data utilized by the Company or the Company’s Subsidiaries as the basis for, or submitted by or, to the knowledge of the Company, on behalf of the Company or the Company’s Subsidiaries in connection with, any and all requests for a Regulatory Permit relating to the Company or any Company Subsidiary, and its respective business and Pharmaceutical Products, when submitted to the FDA or other Regulatory Authority, were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Regulatory Authority.

(c) Since January 1, 2005, all preclinical studies and clinical trials, and other studies and tests conducted by or, to the knowledge of the Company, on behalf of the Company or any Company Subsidiary have been, and if still pending are being, conducted in material compliance with all applicable Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312. Except to the extent disclosed on Section 3.28(c) of the Company Disclosure Schedule, since January 1, 2005, no clinical trial conducted by or, to the knowledge of the Company, on behalf of the Company or any Company Subsidiary has been terminated or suspended prior to completion for safety or other non-business reasons, and neither the FDA nor any other applicable Regulatory Authority, clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or, to the knowledge of the Company, on behalf of the Company or any Company Subsidiary has commenced, or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any ongoing clinical investigation conducted by or, to the knowledge of the Company, on behalf of the Company or any Company Subsidiary.

(d) Except as set forth in Section 3.28(d) of the Company Disclosure Schedule, since January 1, 2005, neither the Company nor any Company Subsidiary has had any Pharmaceutical Product or manufacturing site (whether Company-owned or that of a contract manufacturer for Pharmaceutical Products) subject to a Regulatory Authority (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Regulatory Authority written notice of material inspectional observations, “warning letters,” “untitled letters” or written requests to make material changes, in each case as it applies to the Pharmaceutical Products or any of the Company’s manufacturing processes or procedures that if not complied with would have a Company Material Adverse Effect.

(e) To the knowledge of the Company, Section 3.28(e) of the Company Disclosure Schedule sets forth a list of all recalls, field notifications, market withdrawals or replacements, written warnings, “dear doctor” letters, investigator notices, safety alerts, post-approval “serious adverse event” reports or other material written notice of action relating to an alleged lack of safety or regulatory compliance of the Pharmaceutical Products issued by the Company and/or any Company Subsidiary since January 1, 2005 (“Safety Notices”). To the Company’s knowledge, and except as disclosed in any item reference in Section 3.28(e) of the Company Disclosure Schedule, there are no facts that would be reasonably likely to result in (A) a material Safety Notice with respect to the Pharmaceutical Products, or (B) a material change in the labeling of any of the Pharmaceutical Products.

(f) Since January 1, 2005, all manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company or any Company Subsidiary have been conducted in material compliance with applicable Laws, including the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Parts 210-211 for Pharmaceutical Products sold in the United States, and the respective counterparts thereof promulgated by Regulatory Authorities in countries outside the United States, except where the failure to so comply would not have a Company Material Adverse Effect.

(g) Since January 1, 2005, neither the Company, nor any Company Subsidiary, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Regulatory Authority to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, or similar policies, set forth in any applicable Laws. Since January 1, 2005, none of the Company, the Company Subsidiaries or, to the knowledge of the Company, any of their respective officers or key employees has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. Section 335a. No claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment are pending, and the Company has not received written notice that any such claims, actions, proceedings or investigations are threatened against the Company, the Company Subsidiaries, or any of their respective officers or key employees.

(h) Each of the Company and the Company Subsidiaries, and to the knowledge of the Company its respective directors, officers, employees, and agents (while acting in such capacity) is, and at all times has been, in material compliance with all health care Laws applicable to the Company or any Company Subsidiary or by which any or their respective properties, businesses, products or other assets is bound or affected, including, to the extent applicable, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the Food Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the Medicare Program (Title XVIII of the Social Security Act), the Medicaid Program (Title XIX of the Social Security Act), the regulations promulgated pursuant to such Laws, requirements of the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, requirements of Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) state pharmaceutical assistance programs and regulations under such Laws (collectively, “Health Care Laws”). Since January 1, 2005, none of the Company or any Company Subsidiary has received any written notification, correspondence or any other written or communication from any Governmental Authority, including, without limitation, the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services Office of Inspector General, of potential or actual material non-compliance by, or liability of, the Company or any Company Subsidiary, under any Health Care Laws.

(i) None of the Company or any Company Subsidiary is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or other similar written agreements, in each case, entered into with or imposed by any Regulatory Authority, other than any such agreement, decree or order that has been previously disclosed in any Other Filing.

3.29 No Other Representations or Warranties. The representations and warranties of the Company set forth in this Article 3 constitute the sole and exclusive representations and warranties of the Company to Parent and the Purchaser in connection with the Merger and the transactions contemplated hereby, and all other representations and warranties of any kind or nature, express or implied, are specifically disclaimed by the Company. No current or former stockholder, director, officer, employee, affiliate or advisor of the Company or any Company Subsidiary has made, is or has been authorized to make, or is making any representations, warranties or commitments whatsoever to Parent or the Purchaser regarding the subject matter of this Agreement, express or implied.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER

Except as set forth in the Disclosure Schedule delivered by Parent and the Purchaser to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), which identifies items of disclosure by reference to a particular Section or subsection of this Agreement, Parent and the Purchaser hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification. Each of Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent and the Purchaser is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.2 Authority. Each of Parent and the Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including without limitation the Offer and the Merger. The execution and delivery of this Agreement and by each of Parent and Purchaser, as applicable, and the consummation by Parent and the Purchaser of the transactions contemplated hereby, including without limitation the Offer and the Merger, have been duly and validly authorized by all necessary corporation action, and no other corporate proceedings on the part of Parent or the Purchaser and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and the Purchaser, enforceable against Parent and the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or the Purchaser, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by Parent or the Purchaser of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or the Purchaser with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the certificate of incorporation or by-laws of Parent or the Purchaser; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Order applicable to Parent or the Purchaser or any other Subsidiary of Parent (each a “Parent Subsidiary”) or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, the Purchaser or any Parent Subsidiary pursuant to, any Contract, permit or other instrument or obligation to which Parent, the Purchaser or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clause (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.4 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent and the Purchaser, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by Parent and the Purchaser of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or the Purchaser with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity or any other Person, other than (a) the filing and recordation of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of the HSR Act and the other applicable foreign or supranational antitrust and competition laws set forth in Section 4.4 of the Parent Disclosure Schedule, (c) compliance with the applicable requirements of the Exchange Act, (d) filings with the SEC as may be required by Parent or the Purchaser in connection with this Agreement and the transactions contemplated hereby, (e) such filings as may be required under the rules and regulations of the New York Stock Exchange, and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make any such filings, registrations with or notifications to any Person that is not a Governmental Entity, individually or in the aggregate, has not has and would not reasonably be expected to have a Parent Material Adverse Effect.

4.5 Litigation.

(a) There is no suit, claim, action, proceeding, hearing, notice of violation, investigation, arbitration or demand letter pending or, to the knowledge of Parent, threatened against or affecting Parent or the Purchaser, or, to the knowledge of Parent, any executive officer or director of Parent or the Purchaser, that challenges the validity or propriety of the Offer or the Merger, or otherwise seeks to prevent or materially delay consummation of the Offer or the Merger or performance by Parent and the Purchaser of their material obligations under this Agreement.

(b) Neither Parent nor the Purchaser is subject to any outstanding order, writ, injunction, judgment, decree or arbitration ruling, award or other finding of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.6 Ownership of Company Capital Stock. Neither Parent nor the Purchaser is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.7 Sufficient Funds. Parent and the Purchaser have cash and cash equivalents, and committed or available lines of credit, sufficient to consummate the Offer and the Merger and to perform their respective obligations under this Agreement.

4.8 Ownership of the Purchaser; No Prior Activities.

(a) The Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, the Purchaser has not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

ARTICLE 5
COVENANTS

5.1 Conduct of Business by the Company Pending the Closing.

(a) The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Schedule or as specifically required by any other provision of this Agreement, unless Parent shall otherwise agree in writing (which agreement will not be unreasonably withheld or delayed), the Company will, and will cause each Company Subsidiary to, (i) conduct its operations only in the ordinary and usual course of business consistent with the Company’s budgets, plans and past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and preserve the goodwill and current relationships of the Company and each Company Subsidiary with customers, suppliers and other Persons with whom the Company or any Company Subsidiary has significant business relations, (iii) use commercially reasonable efforts to preserve intact its business organization, (iv) comply in all material respects with all applicable Laws and Orders and (v) use commercially reasonable efforts to protect the Company Intellectual Property. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1(a) of the Company Disclosure Schedule or as specifically required by any other provision of this Agreement, the Company shall not (unless required by applicable Law), and shall not permit any Company Subsidiary to (unless required by applicable Law), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (not to be unreasonably withheld or delayed):

(i). amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(ii). issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by Contract right), of the Company or any Company Subsidiary, other than the issuance of Shares upon the exercise of Convertible Notes or Company Options, or settlement of Restricted Stock Units, outstanding as of the date hereof in accordance with their terms (or the issuance of Company Rights in accordance with the terms of the Company Rights Agreement, if a “Section 8(a)(ii) Event” or “Section 10 Event” (each as defined in the Company Rights Agreement) shall have occurred with respect to a Person other than Parent or the Purchaser or any of their respective affiliates);

(iii). sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including without limitation Intellectual Property Rights and Technology) of the Company or any Company Subsidiary, except pursuant to existing Contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

(iv). declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a Company Subsidiary to the Company) or enter into any agreement with respect to the voting or registration of its capital stock;

(v). reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or any other securities;

(vi). merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(vii). acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice;

(viii). incur any indebtedness for borrowed money (other than trade payables incurred in the ordinary course of business consistent with past practice) or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a Company Subsidiary) for borrowed money (other than letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the ordinary course of business consistent with past practice);

(ix). make any loans, advances or capital contributions to, or investments in, any other Person (other than a Company Subsidiary) in any material amount;

(x). terminate, cancel, renew, or request or agree to any material amendment or modification to, change in, or waiver under, any Company Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract;

(xi). make or authorize any capital expenditure in excess of $500,000 in the aggregate, other than as included in the Company’s capital expenditure budget as disclosed to Parent prior to the date hereof;

(xii). except to the extent required by (i) applicable Law (including as may be reasonably necessary to comply with or exempt payment from Section 409A of the Code), (ii) the existing terms of any Company Benefit Plan described in Section 3.12(a) of the Company Disclosure Schedule or (iii) contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 3.12(a) of the Company Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees (other than officers) of the Company or any Company Subsidiary that do not result in a material increase in the aggregate compensation or benefits of the Company and the Company Subsidiaries); (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by the terms of a collective bargaining agreement in existence on the date of this Agreement; (C) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan; or (D) terminate the employment of the Company’s Chief Executive Officer, any senior executive reporting directly to the Chief Executive Officer as of the date of this Agreement or any other participant in the Company’s Change in Control Plan, as amended, or the Company’s Senior Executive Severance Plan;

(xiii). hire any Person for employment with the Company or any of Company Subsidiary (A) at a level of “Assistant Vice President” or higher, (B) for employment at a location outside of the United States or (C) at a level below “Assistant Vice President” if, after such hire, the average rate of employee hiring at or below such level would exceed ten employees per month for the period since the date of this Agreement, or the aggregate number of employees hired at or below such level since the date of this Agreement would be greater than forty;

(xiv). forgive any loans to directors, officers, employees or any of their respective affiliates;

(xv). (i) except as provided in this Agreement, pre-pay any long-term debt; (ii) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms; (iii) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; (iv) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice; or (v) vary its inventory practices in any material respect from past practices;

(xvi). make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(xvii). waive, release, assign, settle or compromise any material claims;

(xviii). compromise, settle or agree to settle any suit, action, claim, proceeding or investigation (including without limitation any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $500,000 individually or $1,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any Company Subsidiary;

(xix). make or change any Tax election (other than routine Tax elections made in the ordinary course of business consistent with past practice) or settle or compromise any material liability for Taxes;

(xx). amend, modify or waive, or propose to amend, modify or waive, or otherwise take any action under, the Company Rights Agreement;

(xxi). write up, write down or write off the book value of any assets, in the aggregate, in excess of $1,000,000, except in accordance with GAAP consistently applied;

(xxii). exempt or make any Person (other than Parent, the Purchaser and any Parent Subsidiary) or any action taken by such Person not subject to (i) the provisions of Section 203 of the DGCL, (ii) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (iii) the Company Rights Agreement;

(xxiii). take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer set forth in Annex I or the conditions to the Merger set forth in Article 6 not being satisfied;

(xxiv). convene any regular or special meeting (or any adjournment thereof) of the stockholders of the Company other than a stockholder meeting to adopt this Agreement and approve the Merger (if such a meeting is required by applicable Law);

(xxv). fail to diligently keep in force insurance policies or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of the Company and the Company Subsidiaries as are currently in effect;

(xxvi). enter into any transaction, Contract or arrangement of the type described in Section 3.27;

(xxvii). abandon, cease to prosecute, fail to maintain, sell, license, assign or encumber any Company Permit or other material assets (other than Company Intellectual Property);

(xxviii). with respect to Company Intellectual Property, (i) sell, assign, license, sublicense, encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of the Company or any of the Company Subsidiaries in any Company Intellectual Property, (ii) grant any rights under material transfer or service agreements, other than those entered into prior to the date hereof and disclosed to Parent, (iii) extend, amend, waive, cancel or modify any rights in or to the Company Intellectual Property, (iv) fail to diligently prosecute the patent applications within Owned Intellectual Property (provided, however, that with respect to Owned Intellectual Property that is jointly owned and Exclusively Licensed Intellectual Property that the Company has the right to prosecute, the Company’s obligation shall be to diligently prosecute such patent applications to the fullest extent permitted under existing contractual arrangements with third parties covering such Owned Intellectual Property that is jointly owned and Exclusively Licensed Intellectual Property that the Company has the right to prosecute), or (v) divulge, furnish to or make accessible any Trade Secrets within Company Intellectual Property to any Person who is not subject to an enforceable written agreement to maintain the confidentiality of such Trade Secrets;

(xxix). (i) enter into any Contract that would result in the grant to the Company or any of the Company Subsidiaries of any right or license in the Intellectual Property of any Person (other than Contracts in connection with the purchase of laboratory reagents and materials), or (ii) amend, assign, terminate or fail to exercise a right of renewal or extension under Contract related to Company Intellectual Property;

(xxx). except as required by GAAP, reclassify, write-down, impair, sell, pledge, dispose of, liquidate or encumber any of the Investment Securities; or

(xxxi). authorize or enter into any Contract or otherwise take any action or make any commitment to do any of the foregoing.

(b) The Company agrees that, between the date of this Agreement and the Acceptance Time, the Company shall cause:

(i). all shares of Company Preferred Stock and Company Common Stock that are issued (if any) under the Company Rights Agreement, Company Stock Option Plans or Convertible Notes, as the case may be, to be validly issued, fully paid, nonassessable and free of preemptive rights;

(ii). any Company SEC Documents filed after the date hereof, as of their respective filing dates, to comply with the representations and warranties set forth in Section 3.7 as if such representations and warranties were made at and as of the time of filing;

(iii). the Compensation Committee of the Company Board to be composed solely of Independent Directors;

(iv). the information supplied by the Company expressly for inclusion or incorporation by reference in the Offer Documents (and any amendment thereof or supplement thereto), when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; and

(v). the Schedule 14D-9 to comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities laws and not to, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (except that the obligations of the Company pursuant to this Section 5.1(b)(v) shall not apply with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or the Purchaser in writing expressly for inclusion therein).

(c) Parent and the Purchaser agree that, between the date of this Agreement and the Acceptance Time, Parent and the Purchaser shall cause

(i). the information supplied by Parent or the Purchaser in writing expressly for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, at the date mailed to the Company’s stockholders and at the time of the meeting of the Company’s stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading; and

(ii). the Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC, at the time of distribution or dissemination thereof to the stockholders of the Company, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or the Purchaser with respect to statements made in the Offer Documents based on information supplied by the Company in writing expressly for inclusion therein. The Offer Documents will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities laws.

(d) At the consummation of the Offer and the Merger, Parent and the Purchaser will have cash and cash equivalents, and available lines of credit, sufficient to consummate the Offer and the Merger and to perform their respective obligations under this Agreement.

5.2 Cooperation. The Company and Parent shall coordinate and cooperate in connection with (a) the preparation of the Offer Documents, the Schedule 14D-9, the Proxy Statement and any Other Filings, (b) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions are required to be taken under, or consents, approvals or waivers are required to be obtained from parties to, any Company Material Contracts, in connection with the Offer, the Merger or the other transactions contemplated by this Agreement, and (c) timely taking any such actions, seeking any such consents, approvals or waivers or making any such filings or furnishing information required in connection therewith or with the Offer Documents, the Schedule 14D-9, the Proxy Statement or any Other Filings.

5.3 Access to Information; Confidentiality.

(a) From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, “Company Representatives”) to: (i) provide to Parent and the Purchaser and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to their books and records (including without limitation Tax Returns) and (ii) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request. No investigation conducted pursuant to this Section 5.3(a) shall affect or be deemed to qualify, modify or limit any representation or warranty made by the Company in this Agreement.

(b) With respect to the information disclosed pursuant to Section 5.3(a), Parent shall comply with, and shall cause the Parent Representatives to comply with, all of its obligations under (i) the Confidentiality Agreement, dated September 12, 2008, by and between the Company and Parent (the “Confidentiality Agreement”), the confidentiality provisions of which shall survive and be binding upon the Company and Parent until the Acceptance Time, notwithstanding anything to the contrary contained therein and (ii) the Common Interest Agreement, the provisions of which shall survive and be binding upon the Company and Parent until the Acceptance Time notwithstanding anything to the contrary contained therein.

5.4 No Solicitation of Transactions.

(a) Subject to Section 5.4(b), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause the Company Subsidiaries and the Company Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly facilitate or encourage (including without limitation by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto, (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (iii) withdraw, change, amend, modify or qualify, or propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or the Purchaser, or otherwise make any statement or proposal inconsistent with, the Company Board Recommendation, (iv) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract relating to an Acquisition Proposal or enter into any Contract or agreement in principle requiring the Company to abandon, terminate or breach its obligations hereunder or fail to consummate the transactions contemplated hereby, or (v) resolve, propose or agree to do any of the foregoing (any action or failure to act set forth in the foregoing clauses (ii), (iii) or (v) (to the extent related to the foregoing clauses (ii) or (iii)), a “Change of Board Recommendation”). The Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted prior to the execution of this Agreement by the Company, the Company Subsidiaries or any of the Company Representatives with respect to any Acquisition Proposal and cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any Company Subsidiary to such Person to the extent that the Company is entitled to have such documents returned or destroyed.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time following the date hereof and prior to the Acceptance Time (i) the Company has received a bona fide written Acquisition Proposal from a third party, (ii) the Company has not breached this Section 5.4 in any material respect, (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (iv) after consultation with its outside counsel, the Company Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Company (x) shall notify Parent orally and in writing within 24 hours of any determination concerning an Acquisition Proposal pursuant to this Section 5.4(b), (y) will not, and will not allow the Company Subsidiaries and the Company Representatives to, disclose any information to such Person without first entering into an Acceptable Confidentiality Agreement and (z) will promptly provide to Parent any information concerning the Company or the Company Subsidiaries provided to such other Person which was not previously provided to Parent.

(c) The Company shall promptly notify Parent in writing of any Acquisition Proposal (and in no event later than 24 hours following the Company’s, any Company Subsidiary’s or any Company Representative’s receipt of the Acquisition Proposal) such notice to include the identity of the Person making such Acquisition Proposal and a copy of such Acquisition Proposal, including draft agreements or term sheets submitted in connection therewith (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal), including any modifications thereto. The Company shall keep Parent reasonably informed on a current basis (and in any event at Parent’s request and otherwise no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Acquisition Proposal and shall provide Parent with copies of all written inquiries and correspondence with respect to such Acquisition Proposal no later than 24 hours following the receipt thereof. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and neither the Company nor any of the Company Subsidiaries is party to any Contract, in each case, that prohibits the Company from providing such information to Parent. The Company shall not, and shall cause the Company Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality Contract to which the Company or any Company Subsidiary is a party, and the Company shall, and shall cause the Company Subsidiaries to, enforce the provisions of any such agreement; provided, however, that notwithstanding the foregoing or any other provision of this Agreement, the Company may grant a waiver of a standstill or similar agreement if it determines in good faith, after consultation with outside counsel and financial advisors that such waiver is likely to lead to a Superior Proposal.

(d) Notwithstanding anything to the contrary contained in Section 5.4(a), if the Company receives an Acquisition Proposal which the Company Board concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent (including without limitation pursuant to clause (ii) below), the Company Board may at any time prior to the Acceptance Time, (x) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless substantially concurrently with such termination the Company pays the Breakup Fee and otherwise complies with the provisions of Section 7.1(e) and Section 7.2; and provided further that the Company Board may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (A) the Company shall not have breached this Section 5.4 and (B):

(i) the Company shall have provided prior written notice to Parent, at least three Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal (including without limitation the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including without limitation the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”); and

(ii) prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause the Company Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.4(d) with respect to such new written notice.

(e) Notwithstanding anything to the contrary contained in Section 5.4(a), if the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, the Company Board may at any time prior to the Acceptance Time and solely in response to an Intervening Event effect a Change of Board Recommendation; provided, however, that the Company Board may not effect a Change of Board Recommendation unless the Company shall have provided prior written notice to Parent, at least three Business Days in advance, of its intention to take such action, which notice shall specify the facts, circumstances and other conditions giving rise thereto, and prior to effecting such Change of Board Recommendation, the Company shall, and shall cause the Company Representatives to, during such three Business Day period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that a Change of Board Recommendation is no longer necessary; and provided, further, that the Company Board shall not be permitted to effect a Change in Recommendation pursuant to this Section 5.4(e) with respect to or in connection with any Acquisition Proposal (which shall be covered by and subject in all respects to Section 5.4(d)).

(f) The Company agrees that any material violation of the restrictions set forth in this Section 5.4 by any of the Company Representatives shall be deemed to be a material breach of this Agreement (including without limitation this Section 5.4) by the Company.

(g) Nothing contained in this Section 5.4 shall prohibit the Company Board from disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation to its stockholders in favor of the Offer shall be deemed to be a Change of Board Recommendation.

5.5 Appropriate Action; Consents; Filings.

(a) The Company and Parent shall use their commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including without limitation the Offer and the Merger, (iii) if required pursuant to ISRA, file a General Information Notice with the New Jersey Department of Environmental Protection (the “NJDEP”) within five days after the date hereof and (iv) as promptly as reasonably practicable, and in any event within ten Business Days after the date hereof, make all necessary filings, and thereafter make any other required submissions, and pay any of their respective fees due in connection therewith, with respect to this Agreement, the Offer and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act and (C) any other applicable Law;  provided, that the Company and Parent shall cooperate with each other in connection with (x) preparing and filing the Offer Documents, the Schedule 14D-9, the Proxy Statement and any Other Filings, (y) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Offer or the Merger and (z) seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.

(b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents, (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, or (iii) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time; provided, however that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Offer or the Merger and seeking any such actions, consents, approvals or waivers. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.5(b), such party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the consummation of the Offer or the Effective Time, from the failure to obtain such consent.

(c) Without limiting the generality of anything contained in this Section 5.5, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Offer or the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting, hearing, arbitration, mediation or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Offer or the Merger, (i) without the prior written consent of Parent, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person, and (ii) neither Parent nor the Purchaser shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

(e) Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary approvals or clearances of a Governmental Entity (including under the HSR Act), neither Parent nor the Company (nor any of their respective Subsidiaries or affiliates) shall be required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their businesses in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any material assets of Parent, the Company or their respective Subsidiaries or affiliates. For the avoidance of doubt, nothing contained in this Agreement shall restrict Parent from developing, soliciting, considering, communicating, exchanging or furnishing information, negotiating, disclosing, entering into or consummating potential or definitive strategic transactions through both internally generated and third-party proposals.

(f) Notwithstanding anything to the contrary in this Agreement, the Company and Parent shall, if applicable, take all commercially reasonable steps pursuant to ISRA in order to obtain any approval or consent as may be necessary to consummate the transactions contemplated hereby, including without limitation (i) the submission of any applications or documentation, the payment of any and all fees or costs and the provision of any and all notifications, in each case, as required pursuant to ISRA as a result of, or related to, the execution of this Agreement and (ii) executing any required remediation agreements with the NJDEP in form and substance reasonably acceptable to Parent, or otherwise committing to perform and take such actions as may reasonably be required by the NJDEP, subject to Section 5.5(e).

5.6 Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Offer, the Merger or any other transaction contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

5.7 Public Announcements. Each of the Company, Parent and the Purchaser agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; provided, that to the extent required by applicable Law, the Company shall be permitted to issue a press release solely announcing the existence of any Acquisition Proposal previously disclosed to Parent pursuant to Section 5.4(c). The Company, Parent and the Purchaser agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.

5.8 Employee Benefit Matters.

(a) Until the first anniversary of the Effective Time, the Surviving Corporation shall provide employees of the Company and the Company Subsidiaries who are located in the United States and retained by the Surviving Corporation with employee benefits (excluding equity-based compensation and change in control plans, programs, agreements or arrangements) that are substantially comparable in the aggregate to those benefits provided to such employees immediately prior to the Effective Time pursuant to the Company Benefit Plans, which comparable benefits shall specifically include the compensation and employee benefits set forth on Section 5.8(a) of the Company Disclosure Schedule; provided, however, that neither Parent nor the Surviving Corporation (or any of their respective affiliates) shall be under any obligation to retain any employee or group of employees of the Company or any Company Subsidiary other than as required by applicable Law, or pursuant to the terms of an employment agreement listed in Section 3.12(a) of the Company Disclosure Schedule as in effect on the date hereof.

(b) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any Parent Subsidiary (collectively, “Parent Benefit Plans”) in which any director, officer or employee of the Company or any Company Subsidiary (the “Company Employees”) will participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Employees with the Company or a Company Subsidiary, as the case may be, for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, if applicable) in any Parent Benefit Plan in which such Company Employees may be eligible to participate after the Effective Time; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the corresponding Company Benefit Plan.

(c) No later than five Business Days prior to its distribution, the Company and the Company Subsidiaries shall provide Parent with a copy of any communication intended to be made to any of their respective employees relating to the transactions contemplated hereby, and will provide an opportunity for Parent to make reasonable revisions thereto.

(d) The Company, Parent and Purchaser acknowledge and agree that all provisions contained in this Section 5.8 and in Sections 3.12 and 3.13 with respect to Company Employees are included for the sole benefit of Parent, the Purchaser and the Company, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any Company Employees, former Company Employees, any participant in any Company Benefit Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent, the Surviving Corporation, or any of their respective affiliates. No provision of this Section 5.8 or Sections 3.12 or 3.13 will constitute an amendment to any Company Benefit Plan or any employee benefit or compensation plan, policy agreement or arrangement of Purchaser or any of its affiliates.

5.9 Indemnification of Directors and Officers.

(a) For a period of not less than six years from and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to), indemnify and hold harmless all past and present directors, officers and employees of the Company and its Subsidiaries and individuals who become such prior to the Effective Time (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, employee or agent of the Company or any of its subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by Law. Each Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of the Parent and the Surviving Corporation to the fullest extent permitted by Law, provided, however, that any Indemnified Party to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is determined by final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification under applicable Law. Any claims for indemnification or advancement made prior to the expiration of the six year period hereunder shall survive until the final resolution thereof.

(b) For a period of not less than six years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Certificate and the Company Bylaws. The indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company shall continue in full force and effect in accordance with their terms following the Effective Time.

(c) For six years from and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain for the benefit of the Company’s directors and officers, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies of which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay (and Parent shall not be required to cause the Surviving Corporation to pay) an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement (it being understood and agreed that in the event such D&O Insurance cannot be obtained for 300% of such last annual premium or less, in the aggregate, the Surviving Corporation shall remain obligated to provide the greatest D&O Insurance coverage as may be obtained for such amount). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time and remain in effect for an aggregate period of six (6) years, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect, and continue to honor the obligations thereunder or if such policies are terminated or cancelled, obtain alternate D&O Insurance on the terms set forth above.

(d) In the event the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.9.

(e) The obligations under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect in any material respect any indemnitee to whom this Section 5.9 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

5.10 Company Rights Agreement; State Takeover Laws.

(a) The Company covenants and agrees that it will not (i) redeem the Company Rights, (ii) amend the Company Rights Agreement or (iii) take any action which would allow any Person (as defined in the Company Rights Agreement) other than Parent, the Purchaser, or any Parent Subsidiary to acquire “Beneficial Ownership” (solely for purposes of this Section 5.10, as defined in the Company Rights Agreement) of 19.9% or more of the Shares without causing a “Distribution Date,” a “Section 8(a)(ii) Event” or a “Section 10 Event” (as each such term is defined in the Company Rights Agreement) to occur. The Company Board shall not make a determination that Parent, the Purchaser or any of their respective affiliates or associates, directors, officers or employees is an “Acquiring Person” for purposes of the Company Rights Agreement.

(b) If any “control share acquisition”, “fair price”, “business combination” or other anti-takeover Laws becomes or is deemed to be applicable to the Company, Parent or the Purchaser, the Offer, the Merger or the Top-Up Option, including the acquisition of Shares pursuant thereto, or the Support Agreements or any other transaction contemplated by this Agreement, then the Company Board shall take all action reasonably necessary to render such Law inapplicable to the foregoing. Nothing in this Agreement shall be deemed to prohibit the Company from complying with its obligations under Section 220 of the DGCL.

5.11 Parent Agreement Concerning Purchaser. Parent agrees to cause the Purchaser to comply with its obligations under this Agreement.

5.12 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Shares or Company Options pursuant to this Agreement, and the Offer and the Merger shall be an exempt transaction for purposes of Section 16.

5.13 Rule 14d−10(d) Matters. Prior to the Acceptance Time, the Company (acting through the Compensation Committee of the Company Board) will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or the Company Subsidiaries on or after the date hereof with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d−10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d−10(d) under the Exchange Act.

5.14 Discharge of Convertible Notes. If requested by Parent, the Company shall, and shall cause the Company Subsidiaries to, take all actions necessary for the discharge of, and shall discharge, the Convertible Notes, effective as of and conditioned upon the Acceptance Time, pursuant to and in accordance with the applicable provisions of the Convertible Notes Indenture (the “Notes Discharge”). In furtherance and not in limitation of the foregoing, the Company shall make such arrangements with the trustee under the Convertible Notes Indenture as are required pursuant to the terms of the Convertible Notes Indenture, including without limitation Article Twelve thereof, in order to consummate the Notes Discharge effective as of the Acceptance Time, and shall deposit with the trustee, as of the Acceptance Time, funds sufficient to accomplish the Notes Discharge. Parent shall prepare, in consultation with the Company, all necessary and appropriate documentation in connection with the Notes Discharge, and the Company and Parent shall, and shall cause their respective Subsidiaries and Representatives to, coordinate and cooperate in connection with the Notes Discharge.

5.15 Company Cooperation on Certain Matters. Prior to the Effective Time, the Company shall:

(a) (i) Give Parent prompt notice of the making or commencement of any request, inquiry, claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action by the FDA or any other applicable Governmental Entity with respect to the Company, any Company Subsidiary or any of their respective businesses or Pharmaceutical Products (a “Regulatory Inquiry”), (ii) keep Parent informed as to the status of any such Regulatory Inquiry; (iii) promptly inform Parent of any communication to or from the FDA or any other applicable Governmental Entity in connection with any Regulatory Inquiry, (iv) consult and cooperate with Parent and consider in good faith the views of Parent in connection with, and prior to making or submitting, any filing, analysis, appearance, presentation, memorandum, brief, argument, document, opinion or proposal made or submitted to the FDA or any other applicable Governmental Entity in connection with any Regulatory Inquiry and (v) to the extent permitted by the FDA or such other applicable Governmental Entity, allow Parent Representatives to be present at each meeting, hearing, arbitration, mediation or conference relating to any Regulatory Inquiry; and

(b) Keep Parent reasonably informed as to the status of any preclinical studies, clinical trials and other studies and tests conducted by or on behalf of the Company or any Company Subsidiary, including without limitation with respect to any material development, hurdle, outcome or results related thereto, and consult with Parent and consider in good faith the views of Parent in connection with, and prior to, the initiation of, or the commencement of any material change to the conduct of, or termination of, any such preclinical studies, clinical trials or other studies or tests.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) This Agreement shall have been adopted and the Merger approved by the requisite vote of the stockholders of the Company, if required by applicable Law.

(b) The Purchaser shall have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer; provided, however, that the foregoing condition shall not be deemed to be satisfied if the Purchaser fails to accept for payment, or cause to be accepted for payment, Shares validly tendered and not withdrawn in the Offer in breach of its obligations under Section 1.1(b) of this Agreement.

(c) The consummation of the Merger shall not then be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity and there shall not be in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors, at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company;

(b) By either the Company or Parent, if the Offer (as it may have been extended pursuant to Section 1.1) expires as a result of the non-satisfaction of any condition to the Offer set forth in Annex I or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach of this Agreement has been the primary cause or primarily resulted in the non-satisfaction of any condition to the Offer set forth in Annex I or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased thereunder;

(c) By either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company, the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the party seeking to terminate this Agreement shall have used its commercially reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.5);

(d) By Parent, at any time prior to the Acceptance Time if (i) a Change of Board Recommendation (or any action by any committee of the Company Board which, if taken by the full Company Board, would be a Change of Board Recommendation) shall have occurred (whether or not in compliance with Section 5.4), (ii) the Company or the Company Board (or any committee thereof) shall (A) approve, adopt or recommend any Acquisition Proposal or (B) approve or recommend, or enter into or allow the Company or any of the Company Subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract relating to an Acquisition Proposal, (iii) within five Business Days of the date any bona fide Acquisition Proposal or any material modification thereto is first published, sent or given to the stockholders of the Company, or otherwise within five Business Days following Parent’s written request, the Company fails to issue a press release that expressly reaffirms the Company Board Recommendation, (iv) if any tender offer or exchange offer is commenced by any Person other than Parent, the Purchaser or any Parent Subsidiary with respect to the outstanding Shares, the Company Board shall not have recommended that the Company’s stockholders reject such tender offer or exchange offer and not tender their Shares into such tender offer or exchange offer within ten Business Days after commencement of such tender offer or exchange offer, unless the Company has issued a press release that expressly reaffirms the Company Board Recommendation within such ten Business Day period, (v) the Company shall have breached Section 5.4 in any material respect, (vi) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or to permit Parent to include the Company Board Recommendation in the Offer Documents, or (vii) the Company or the Company Board (or any committee thereof) shall authorize or publicly propose to do any of actions specified in clauses (i), (ii), (v) or (vi) of this Section 7.1(d);

(e) By the Company, at any time prior to the Acceptance Time if the Company Board determines to accept a Superior Proposal, but only if the Company shall have complied in all respects with its obligations under Section 5.4 with respect to such Superior Proposal (and any Acquisition Proposal that was a precursor thereto) and is otherwise permitted to accept such Superior Proposal pursuant to Section 5.4(d); provided, however, that the Company shall substantially concurrently with such termination enter into the Alternative Acquisition Agreement and the Company shall pay the Breakup Fee to Parent substantially concurrently with such termination;

(f) By Parent, at any time prior to the Acceptance Time if: (i) there exists a breach of or inaccuracy in any representation or warranty of the Company contained in this Agreement or breach of any covenant of the Company contained in this Agreement, in any case, such that any condition to the Offer contained in paragraph (d)(iii) or (d)(iv) of Annex I is not or would not be satisfied, (ii) Parent shall have delivered to the Company written notice of such inaccuracy or breach, and (iii) either such inaccuracy or breach is not capable of cure or at least 20 Business Days shall have elapsed since the date of delivery of such written notice to the Company and such inaccuracy or breach shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(f) if: (A) any material covenant of Parent or the Purchaser contained in this Agreement shall have been breached in any material respect, and such breach shall not have been cured; or (B) there exists a material breach of or inaccuracy in any representation or warranty of Parent or the Purchaser contained in this Agreement which has not then been cured; or

(g) By the Company, at any time prior to the Acceptance Time if: (i) there exists a breach of or inaccuracy in any representation or warranty of Parent or the Purchaser contained in this Agreement or breach of any covenant of Parent or the Purchaser contained in this Agreement that shall have had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon Parent’s or the Purchaser’s ability to consummate the Offer or the Merger, (ii) the Company shall have delivered to Parent written notice of such inaccuracy or breach, and (iii) either such inaccuracy or breach is not capable of cure or at least 20 Business Days shall have elapsed since the date of delivery of such written notice to Parent and such Uncured Inaccuracy or breach shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if: (A) any material covenant of the Company contained in this Agreement shall have been breached in any material respect, and such breach shall not have been cured; or (B) there exists a material breach of or inaccuracy in any representation or warranty of the Company contained in this Agreement which has not been cured.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, the Purchaser or the Company or their respective Subsidiaries, officers or directors except (i) with respect to Section 5.3(b), Section 5.4, Section 5.7, this Section 7.2 and Article 8 and (ii) with respect to any liabilities or damages incurred or suffered by a party (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of–pocket costs, and may include the benefit of the bargain lost by the Company’s stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement and the time value of money), which shall be deemed in such event to be damages of such party) only in the event of the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b) Parent and the Company agree that if this Agreement is terminated by (i) Parent pursuant to Section 7.1(f) or (ii) Parent or the Company pursuant to Section 7.1(b) by reason of a failure of any of the conditions specified in paragraphs (d)(iii), (d)(iv), (d)(v) or (d)(vi) of Annex I, then the Company shall pay to Parent an amount equal to the sum of Parent’s and the Purchaser’s Expenses up to an amount equal to $20 million. Payment of Expenses pursuant to this Section 7.2(b) shall be made not later than two Business Days after delivery to the Company of notice of demand for payment setting forth in reasonable detail all such Expenses.

(c) In the event that this Agreement is terminated pursuant to clauses (i), (ii), (v), (vi) or (vii) of Section 7.1(d) or Section 7.1(e), then the Company shall pay to Parent immediately prior to or concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee of $150 million (the “Breakup Fee”);

(d) In the event that this Agreement is terminated pursuant to (1) Section 7.1(b) by reason of the failure of the Minimum Condition, (2) clauses (iii) or (iv) of Section 7.1(d), or (3) Section 7.1(f) by reason of a breach by the Company of any covenant of the Company contained in this Agreement that the Company shall have failed to cure in accordance with the notice and cure provisions of Section 7.1(f), and, in each case, prior to the date of termination of this Agreement a bona fide Acquisition Proposal (other than, with respect to any Contract referred to in clause (A) below or purchase referred to clause (B) below with or by any Person other than Bristol-Myers Squibb Company, the Acquisition Proposal disclosed by Bristol-Myers Squibb Company, on September 22, 2008 to acquire the Company for $62.00 per share, but in any event including without limitation any new Acquisition Proposal from Bristol-Myers Squibb Company at a higher per Share purchase price) shall have been publicly disclosed or otherwise communicated to the senior management of the Company or the Company Board, then the Company shall pay Parent the Breakup Fee (minus any amount of Expenses previously paid in accordance with Section 7.2(b) above) no later than two days after the earlier to occur of (A) the consummation of a transaction that constitutes an Acquisition Proposal as a result of which any Person other than Parent or any Parent Subsidiary acquires all of the capital stock or 95% of the consolidated assets of the Company and its Subsidiaries or (B) the date any Person (other than Parent or any Parent Subsidiary) otherwise purchases (in one or a series of transactions) all of the capital stock or assets of the Company or any of its Subsidiaries representing 95% or more of the consolidated assets of the Company and its Subsidiaries; provided that (x) any Contract with respect to an Acquisition Proposal or other purchase referred to in clauses (A) and (B) of this sentence is entered into within 12 months of the termination of this Agreement and subsequently consummated by the Company or its Subsidiaries (as applicable), or (y) if there is no such Contract with respect to such Acquisition Proposal or other purchase referred to in clauses (A) or (B) of this sentence, any tender, exchange or other offer or arrangement for all of the Company’s voting securities is first publicly announced within 12 months of such termination of this Agreement and is subsequently completed.

(e) All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(f) Each of the Company, Parent and the Purchaser acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, the Purchaser and the Company would not enter into this Agreement and (iii) the Breakup Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and the Purchaser in the circumstances in which such Breakup Fee is payable. For the avoidance of doubt, it is acknowledged and agreed that the provisions for payment of the Breakup Fee or Expenses under this Section 7.2 apply in the event of a valid termination of this Agreement in accordance with the applicable provisions of Section 7.1 and that in any other circumstance in which Parent or Purchaser might otherwise be entitled to terminate this Agreement and demand payment of the Breakup Fee or Expenses under this Section 7.2, Parent may determine not to terminate this Agreement and demand specific performance of this Agreement pursuant to Section 8.14. In no event shall the Company or any of its directors, officers, employees or affiliates have any liability for breach of this Agreement in excess of the payment of Expenses referred to in Section 7.2(b) and the Break-Up Fee, in each case, only if and to the extent that, such Expenses or Break-Up Fee is payable, and is paid, in accordance with this Agreement.

(g) In the event that the Company shall fail to pay the Breakup Fee or Expenses when due, the Company shall reimburse Parent and the Purchaser for all reasonable costs and expenses actually incurred or accrued by such other party (including without limitation reasonable Expenses of counsel) in connection with the collection under and enforcement of this Section 7.2, together with interest on the amount due pursuant to Section 7.2 from the date such payment was required to be made until the date of payment at a rate of 10% per annum, or, if lower, the maximum rate permitted to be charged by applicable Law.

7.3 Amendment. Subject to Section 1.3(c), this Agreement may be amended by the Company, Parent and the Purchaser by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Company’s stockholders, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

7.4 Waiver. Subject to Section 1.3(c), at any time prior to the Effective Time, Parent and the Purchaser, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any breach or inaccuracy in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8
GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Acceptance Time. After the Acceptance Time, Parent shall not be permitted to claim that any breach by the Company of Section 5.1 results in a failure of a condition to consummate the Merger pursuant to Article 6 or excuses performance by Parent or the Purchaser of any of its obligations hereunder. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

8.2 Fees and Expenses. Subject to Section 7.2 hereof, all costs and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to Parent or the Purchaser, addressed to it at:

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 USA
Telephone: (317) 276-2000
Facsimile:  (317) 433-3000
Attention:   General Counsel
with a copy to (for information purposes only):

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1770
Fax: (212) 751-4864
Attention: M. Adel Aslani-Far
Email: adel.aslanifar@lw.com

If to the Company, addressed to it at:

ImClone Systems Incorporated
33 ImClone Drive
Branchburg, New Jersey 08876
Tel:
Fax:
Attention: Andrew Powell

with a copy to (for information purposes only):

Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
Tel: (212) 940-8800
Fax: (212) 940-8776
Attention: Joel A. Yunis
                  Evan L. Greebel
Email: joel.yunis@kattenlaw.com
           evan.greebel@kattenlaw.com

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any offer or proposal by any Person other than Parent, the Purchaser or any Parent Subsidiary concerning any (a) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, (b) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including without limitation Equity Interests of any of its Subsidiaries) or any Subsidiary of the Company representing 20% or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, (c) issuance or sale or other disposition (including without limitation by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the voting power of the Company, (d) transaction or series of transactions in which any Person will acquire beneficial ownership or the right to acquire beneficial ownership or any group (as defined in Section 13(d) of the Exchange Act) has been formed which beneficially owns or has the right to acquire beneficial ownership of, Equity Interests representing 20% or more of the voting power of the Company or (e) any combination of the foregoing.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Interest Agreement” means the letter agreement, dated as of September 12, 2008, between the Company and Parent.

“Company Material Adverse Effect” means any fact, change, event, development, condition, circumstance, occurrence or effect that (a) is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following facts, changes, events, developments, conditions, circumstances, occurrences or effects shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not adversely affect the Company and the Company Subsidiaries in a disproportionate manner relative to other participants in the pharmaceutical or biotechnology industry; (ii) changes in the pharmaceutical or biotechnology industry, to the extent such changes do not adversely affect the Company and the Company Subsidiaries in a disproportionate manner relative to other participants in such industry; (iii) any change in Law or the interpretation thereof or GAAP or the interpretation thereof; (iv) acts of war, armed hostility or terrorism to the extent such changes do not adversely affect the Company and the Company Subsidiaries; (v) any change attributable to the negotiation, execution or announcement of the Offer and the Merger, including any litigation resulting therefrom, and any adverse change in customer, employee, supplier, financing source, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationships, including without limitation as a result of the identity of Parent; (vi) any publicly available statement made by Parent or the Purchaser concerning the Company or the Company Subsidiaries, or any employees, customers or suppliers of the Company, or otherwise relating to the Offer or the Merger; (vii) any change that the Company can demonstrate resulted from Parent unreasonably withholding its consent under Section 5.1 to any action requiring Parent’s consent under Section 5.1 and requested to be taken by the Company to Parent in writing; (viii) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of this Agreement (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect), and (ix) any change in the price or trading volume of the Company Common Stock on the Nasdaq Global Select Market, or a decline in the value or rating of the Convertible Notes (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); or (b) prevents, or would reasonably be expected to prevent, consummation of the Offer or the Merger or performance by the Company of any of its material obligations under this Agreement.

“Contracts” means, with respect to any Person, any of the agreements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, employment agreements, licenses, instruments to which such Person or its Subsidiaries is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written.

“control” (including without limitation the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Convertible Notes” means the 1 3/8% Convertible Notes due 2024 issued by the Company.

“Convertible Notes Indenture” means the Indenture relating to the Convertible Notes, dated as of May 7, 2004, between the Company and The Bank of New York, as trustee.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, and restrictions, which (a) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of, or exposure to, any pollutant, contaminant or hazardous substances, wastes or materials; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including without limitation protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including without limitation CERCLA, or any other Law of similar effect.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including without limitation debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Expenses” includes all documented out-of-pocket expenses (including without limitation all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including without limitation the preparation, printing, filing and mailing of the Offer Documents and the Proxy Statement and any solicitation of stockholder approvals and all other matters related to the transactions contemplated by this Agreement.

“FDCA” shall mean the U.S. Food, Drug and Cosmetic Act of 1938, as amended, and all rules and regulations issued thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or any political subdivision, court, body, agency or regulatory authority thereof, any supranational organization and any Person exercising executive, legislative, judicial, regulatory, Taxing or administrative functions of or pertaining to any of the foregoing.

“Hazardous Substances” means “hazardous substances,” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; “hazardous wastes,” as defined by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; petroleum or petroleum products; radioactive material, including, without limitation, any source, special nuclear, or by-product material, as defined in 42 U.S.C. §2011 et seq.; asbestos in any form or condition; polychlorinated biphenyls; and any other material, substance or waste present in quantities or concentrations that are regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property Rights” means any or all of the following and all rights in, arising out of, or associated therewith: (a) national, regional and international patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any provisional applications, renewals, reissues, reexaminations, extensions (including without limitation supplementary protection certificates and the like), restorations, continuations, continuations-in-part, divisions, certificate of invention, and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications and any other governmental grant for the protection of inventions or industrial designs anywhere in the world, (b) U.S. and foreign trademarks, service marks, trade dress, logos, brand names, trade names, corporate names, and other identifiers of source, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) U.S. and foreign copyrights and rights under copyrights, whether registered or unregistered, including without limitation moral rights, and any registrations and applications for registration thereof or any other right corresponding thereto throughout the world, (d) Trade Secrets and/or nonpublic know-how, including without limitation, for example, inventions, discoveries, improvements, concepts, ideas, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, databases, business plans, inventions for which patent applications have not yet been filed and other technical information, and other rights in know-how and confidential or proprietary information, (e) rights in databases and data collections (including without limitation knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (f) URL and domain name registrations and applications and registrations therefor, (g) inventions (whether or not patentable) and improvements thereto, (h) all past, present and future claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing including without limitation all rights to seek and receive damages, proceeds and injunctive relief, (i) other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction, and (j) similar, corresponding, or equivalent rights to any of the foregoing anywhere in the world, including, without limitation, moral rights.

“Intervening Event” means a material event relating to the business of the Company and the Company Subsidiaries which is (i) unknown to the Company Board as of the date of this Agreement and (ii) becomes known to or by the Company Board prior to the Acceptance Time; provided, however, that in no event shall the receipt of an Acquisition Proposal constitute an Intervening Event.

“IRS” means the United States Internal Revenue Service.

“ISRA” means the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1-6K et seq., as amended, and its implementing regulations.

“knowledge” of a Person means the actual knowledge of (i) with respect to Parent, any of the executive officers of Parent and (ii) with respect to the Company, any of the individuals listed on Schedule 8.4(ii) hereto.

“Law” means any federal, state, local, national or supranational or foreign law, statute, code, rule, regulation or material ordinance.

“Lien” means any lien, mortgage, pledge, encumbrance, condition, restriction, lease, license, security interest or deed of trust.

“on a fully diluted basis” means, as of any date, (a) the number of Shares outstanding, plus (b) the number of Shares the Company is then required to issue pursuant to options, rights to acquire or other obligations outstanding at such date under any employee stock option or other benefit plans or otherwise (assuming all options and other rights to acquire or obligations to issue such Shares are fully vested and exercisable and all Shares issuable at any time have been issued), including, without limitation, pursuant to the Company Stock Option Plans, plus (c) the number of Shares then issuable under the Convertible Notes; provided, that Shares issuable with respect to the Company Rights shall be excluded from such number.

“Order” means any order, judgment or injunction.

“Other Filings” means all filings made by, or required to be made by, the Company with the SEC, other than the Schedule 14D-9 and the Proxy Statement.

“Parent Material Adverse Effect” means any fact, change, event, development, condition, occurrence or effect that prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Merger or performance by Parent or the Purchaser of any of their material obligations under this Agreement.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established in the latest Company Financial Statements and (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising by operation of Law.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Pharmaceutical Products” shall mean all biological and drug candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, marketed, sold and/or distributed by the Company or any Company Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software, programs and databases in any form, including without limitation Internet web sites, web content and links, source code, executable code, tools, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “20%” shall be replaced by “66 2/3%”) made by a third party which was not solicited by the Company, any Company Subsidiary, any Company Representative or any other Company affiliate and which, in the good faith judgment of the Company Board (after consultation with its financial advisor and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal, including without limitation the financing terms thereof, and the Person making such proposal (a) if accepted, is reasonably likely to be consummated, and (b) if consummated would result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Parent (including without limitation pursuant to Section 5.4(d)(ii).

“Support Agreements” means the Tender and Support Agreements being executed by certain stockholders of the Company with Parent and the Purchaser in connection with the execution of this Agreement.

“Tax Return” means any report, return (including without limitation information return), claim for refund, election, estimated Tax filing or declaration or similar document or statement supplied or required to be supplied to any Governmental Entity with respect to Taxes, including without limitation any schedule or attachment thereto, and including without limitation any amendments thereof.

“Taxes” means any and all (a) federal, state, local and foreign taxes, charges, fees, levies, imposts, duties and other assessments, including without limitation any income, alternative minimum or add-on tax, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, escheat, franchise, registration, title, license, capital, paid-up capital, profits, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, social security, employment, excise, severance, stamp, occupation, premium, recording, real property, personal property, federal highway use, commercial rent, environmental (including without limitation taxes under Section 59A of the Code) or windfall profit tax, custom, duty or other tax, fee or other like assessment or charge of any kind in the nature of a tax, together with any interest, penalties, related liabilities, fines or additions to tax that may become payable in respect thereof and (b) liability for amounts described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local or foreign Law), as a result of transferee liability, as a result of being a member of an affiliated, combined, consolidated or unitary group, by Contract, by Law or otherwise.

“Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other media, including without limitation technical documentation, specifications, designs, compounds, antibodies, nucleotide sequences and plasmids, APIs, cell lines, lab results, lab procedures, protocols, schematics, routines, formulae, IP cores, databases, lab notebooks, processes, prototypes, samples, studies, Software, or other know-how and other works of authorship.

“Trade Secrets” means trade secrets as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Acceptance Time”	Section 1.3(a)

“Alternative Acquisition Agreement”	Section 5.4(d)

“Bankruptcy and Equity Exception”	Section 3.3(a)

“Book-Entry Shares”	Section 2.2(b)

“Breakup Fee”	Section 7.2(c)

“Certificate of Merger”	Section 1.5

“Certificates”	Section 2.2(b)

“Change of Board Recommendation”	Section 5.4(a)

“Closing”	Section 1.5

“Closing Date”	Section 1.5

“Company”	Preamble

“Company Benefit Plan”	Section 3.12(a)

“Company Board”	Recitals

“Company Board Recommendation”	Recitals

“Company Bylaws”	Section 3.1(b)

“Company Certificate”	Section 3.1(b)

“Company Common Stock”	Recitals

“Company Compensation Arrangement”	Section 3.13(h)

“Company Disclosure Schedule”	Article 3

“Company Employees”	Section 5.8(b)

“Company Financial Advisor”	Section 3.22

“Company Financial Statements”	Section 3.7(a)

“Company Intellectual Property”	Section 3.17(a)

“Company Material Contract”	Section 3.14(a)

“Company Options”	Section 2.4(a)

“Company Permits”	Section 3.6(a)

“Company Preferred Stock”	Section 3.2(a)

“Company Representatives”	Section 5.3(a)

“Company Rights”	Recitals

“Company Rights Agreement”	Recitals

“Company SEC Documents”	Section 3.7(a)

“Company Stock Option Plans”	Section 2.4(a)

“Company Stockholder Agreement”	Section 1.3(a)

“Company Stockholder Approval”	Section 3.23

“Company Subsidiary”	Section 3.1(a)

“Confidentiality Agreement”	Section 5.3(b)

“Continuing Directors”	Section 1.3(c)

“D&O Insurance”	Section 5.9(c)

“DGCL”	Recitals

“Dissenting Shares”	Section 2.3

“Effective Time”	Section 1.5

“ERISA”	Section 3.12(a)

“ERISA Affiliate”	Section 3.12(a)

“ESPP”	Section 2.5

“Exchange Act”	Section 1.1(a)

“Exclusively Licensed Intellectual Property	Section 3.17(a)

“Expiration Date”	Section 1.1(d)

“Extended Outside Date”	Section 1.1(e)

“Fairness Opinion”	Section 3.22

“FDA”	Section 3.28(a)

“Foreign Plans”	Section 3.12(i)

“Governmental Approval Condition”	Annex I

“Health Care Laws”	Section 3.28(h)

“HSR Condition”	Annex I

“Independent Directors”	Section 3.13(h)

“Initial Expiration Date”	Section 1.1(d)

“Initial Outside Date”	Section 1.1(e)

“Insurance Policies”	Section 3.19

“Lease Agreements”	Section 3.14(a)

“Leased Real Property”	Section 3.21(b)

“Merger”	Recitals

“Merger Consideration”	Section 2.1(a)

“Minimum Condition”	Section 1.1(a)

“Multiemployer Plan”	Section 3.12(f)

“Nasdaq”	Section 1.3(a)

“NJDEP”	Section 5.5

“Non-Exclusively Licensed Intellectual Property”	Section 3.17(a)

“Notes Discharge”	Section 5.14

“Notice Period”	Section 5.4(d)

“Offer”	Recitals

“Offer Documents”	Section 1.1(h)

“Offer Price”	Recitals

“Offer to Purchase”	Section 1.1(c)

“Option Payments”	Section 2.4(a)

“Other Required Governmental Approvals”	Annex I

“Outside Date”	Section 1.1(e)

“Owned Intellectual Property”	Section 3.17(a)

“Owned Real Property”	Section 3.21(a)

“Parent”	Preamble

“Parent Benefit Plans”	Section 5.8(b)

“Parent Disclosure Schedule”	Article 4

“Parent Representatives”	Section 5.3(a)

“Parent Subsidiary”	Section 4.3

“Paying Agent”	Section 2.2(a)

“Promissory Note”	Section 1.8(a)

“Proxy Statement”	Section 1.6(a)

“PTO”	Section 3.17(c)

“Purchaser”	Preamble

“Purchaser Common Stock”	Section 2.1(c)

“Real Property”	Section 3.21(c)

“Regulatory Inquiry”	Section 5.15(a)

“Regulatory Permits”	Section 3.28(a)

“Restricted Stock Units”	Section 2.4(b)

“Safety Notices”	Section 3.28(e)

“Sarbanes-Oxley Act”	Section 3.7(a)

“Schedule 14D-9”	Section 1.2(a)

“Schedule TO”	Section 1.1(h)

“SEC”	Section 1.1(e)

“Section 16”	Section 5.12

“Shares”	Recitals

“Short Form Threshold”	Section 1.7

“Special Meeting”	Section 1.6(b)

“Surviving Corporation”	Section 1.4(a)

“Top-Up Closing”	Section 1.8(c)

“Top-Up Exercise Notice”	Section 1.8(c)

“Top-Up Notice Receipt”	Section 1.8(c)

“Top-Up Option”	Section 1.8(a)

“Top-Up Option Shares”	Section 1.8(a)

8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or Order or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.8 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Schedules and Company Disclosure Schedules and the other documents delivered pursuant hereto), the Confidentiality Agreement and the Common Interest Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

8.9 Assignment. The Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties, provided that Parent or the Purchaser may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent without the consent of any other party, but no such assignment shall relieve Parent or the Purchaser, as the case may be, of its obligations hereunder.

8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine gender; and the feminine gender shall include the masculine gender. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all matters arising hereunder or in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to any valid termination of this Agreement in accordance with Section 7.1, (a) each party shall be entitled at its election to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the parties waive any requirement for the securing or posting of any bond, guarantee or other undertaking in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. Either party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including without limitation the right to pursue remedies for liabilities or damages incurred or suffered by such party in the case of a breach of this Agreement involving fraud or willful or intentional misconduct. Notwithstanding the foregoing, the provisions of this Section 8.14 are subject to the damage limitation set forth in Section 7.2(a) and Section 7.2(f).

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IN WITNESS WHEREOF, Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELI LILLY AND COMPANY

By:	/s/ Gino Santini
Name:	Gino Santini
Title:	Senior Vice President
Corporate Strategy and Business Development

ALASKA ACQUISITION CORPORATION

By:	/s/ Gino Santini
Name:	Gino Santini
Title:	Senior Vice President
Corporate Strategy and Business Development

IMCLONE SYSTEMS INCORPORATED

By:	/s/ John H. Johnson
Name:	John H. Johnson
Title:	C.E.O.

ANNEX I
CONDITIONS TO THE OFFER

Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable Law, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) promulgated under the Exchange Act, pay for any validly tendered Shares and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any validly tendered Shares, if (a) the Minimum Condition shall not have been satisfied at the Expiration Date, (b) any waiting period under the HSR Act, or any timing agreement entered into by the parties with any Governmental Entity, applicable to the transactions contemplated by the Merger Agreement has not expired or terminated at or prior to the Expiration Date (the “HSR Condition”), (c) any consents or approvals of, or notices to or filings with, any Governmental Entity that are required to be obtained or made in connection with the transactions contemplated by the Merger Agreement under applicable antitrust, competition or other similar Laws (other than the HSR Act), or any other material consents or approvals of, or material notices to or filings with, any Governmental Entity having jurisdiction over Parent, the Company, their respective Subsidiaries or any of their respective properties, assets, businesses or activities, applicable to the transactions contemplated by the Merger Agreement (“Other Required Governmental Approvals”) shall not have been obtained or made or any waiting period (or extension thereof) or mandated filing with respect to any Other Required Governmental Approval shall not have lapsed or been made either unconditionally or on terms reasonably satisfactory to Parent at or prior to the Expiration Date (collectively, the “Governmental Approval Condition”), or (d) any of the following conditions exist or has occurred and is continuing at the Expiration Date:

(i) there shall be pending or threatened in writing any suit, action or proceeding by any Governmental Entity of competent jurisdiction against Parent, the Purchaser, the Company or any Company Subsidiary, or otherwise in connection with the Offer or the Merger, (A) challenging the acquisition by Parent or the Purchaser of any Shares pursuant to the Offer or seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger, (B) seeking to prohibit or impose material limitations on the ability of Parent or the Purchaser, or otherwise to render Parent or the Purchaser unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Merger, or seeking to require divestiture of any or all of the Shares to be purchased pursuant to the Offer or in the Merger, (C) seeking to prohibit or impose any material limitations on the ownership or operation by Parent, the Company or any of their respective Subsidiaries, of all or any portion of the businesses or assets of Parent, the Company or any of their respective Subsidiaries as a result of or in connection with the Offer, the Merger or the other material transactions contemplated by the Merger Agreement, or otherwise seeking to compel Parent, the Company or any of their respective Subsidiaries to divest, dispose of, license or hold separate any material portion of the businesses or assets of Parent, the Company or any of their respective Subsidiaries as a result of or in connection with the Offer, the Merger or the other material transactions contemplated by the Merger Agreement, (D) seeking to prohibit or impose material limitations on the ability of Parent or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer or the Merger, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, or (E) which otherwise, individually or in the aggregate, does not result in a Company Material Adverse Effect;

Annex I-1

(ii) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Governmental Entity to the Offer, the Merger or any other material transaction contemplated by the Merger Agreement, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or similar waiting periods with respect to the Other Required Governmental Approvals, that (x) has had or would reasonably be expected to have, individually or in the aggregate, directly or indirectly, any of the consequences referred to in clauses (A) through (E) of paragraph (i) above, or (y) has the effect of making the Offer, the Merger or any other material transaction contemplated by the Merger Agreement illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement;

(iii) (A) any representation or warranty of the Company contained in Sections 3.2 or 3.3 of the Merger Agreement shall fail to be true and correct in all material respects, as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), or (B) any other representation or warranty of the Company contained in the Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall fail to be true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), and except as does not, individually or in the aggregate with all other failures to be true or correct, result in a Company Material Adverse Effect;

(iv) the Company shall have breached or failed, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement on or prior to the Acceptance Time and such breach or failure shall not have been cured;

(v) since the date of the Merger Agreement, a Company Material Adverse Effect shall have occurred;

(vi) the Purchaser shall have failed to receive a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (iii), (iv) and (v) of this Annex I have not occurred; or

(vii) the Merger Agreement shall have been terminated in accordance with its terms.

Annex I-2

The foregoing conditions (including those set forth in clauses (a), (b) and (c) of the initial paragraph) are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement. Any reference in this Annex I or the Merger Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 6, 2008, by and among Eli Lilly and Company, Alaska Acquisition Corporation and ImClone Systems Incorporated.

Annex I-3